SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court,

London EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual General Meeting and explanation of business Prudential plc to be held on 25 May 2023    This document is important and requires your immediate attention. If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares. HK Stock Code: 2378; SGX Stock Code: K6S

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. A Chinese translation of this document is available on the Company’s website or, on request, from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading. Shriti Vadera Chair Dear Shareholder, I am pleased to write to you with details of this year’s Annual General Meeting (the ‘Meeting’) of Prudential plc (the ‘Company’), which will be held at 10.30am London time (5.30pm Hong Kong/Singapore time) on Thursday, 25 May 2023 at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE, United Kingdom. Shareholders will be able to join and participate in the Meeting in person or electronically via the Lumi Platform. A step-by-step guide on how to join the Meeting electronically, submit questions and vote can be found on pages 23 and 24. Shareholder engagement and questions The Meeting is an important event in the Company’s corporate calendar and provides a valuable opportunity for shareholders to engage directly with the Board, whether in person or electronically, via the Lumi Platform. In addition to asking questions at the Meeting itself, shareholders may also submit questions in advance of the Meeting by email to secretariat@prudentialplc.com. If submitting questions by email, please include your shareholder reference number. We will consider all questions received and endeavour to provide answers during the Meeting where appropriate. If shareholders wish to follow up on any answers given to a question at the Meeting, they may do so by email to secretariat@prudentialplc.com Shareholders, their proxies and corporate representatives are reminded that unacceptable behaviour will not be tolerated at the Meeting and will be dealt with appropriately by the Chair. Voting All shareholders are encouraged to vote either in advance or on the day of the Meeting. Votes can be cast: 1 in person, at the Meeting; 2 via the Lumi Platform (available on the day of the Meeting); 3 via Equiniti’s Sharevote website; 4 by completing and returning a paper ‘Form of Proxy’; or 5 if you are an institutional investor, you may be able to appoint a proxy electronically via CREST or the Proxymity platform. As in previous years, I intend to call a poll on each resolution put to the Meeting. This will ensure that we are able to engage with the greatest number of shareholders by including the votes cast by shareholders who choose to vote ahead of the Meeting. Notice and Annual Report The formal Notice of Meeting (the ‘Notice’) together with the explanatory notes are set out on pages 3 to 19. This Notice is provided to shareholders registered on the UK register or the Hong Kong register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (‘CDP’) in Singapore. Should you wish to view the 2022 Annual Report, or this Notice, online they are available on our website at www.prudentialplc.com Dividend The Company pays all dividends as interim dividends. Interim dividends do not require shareholder approval and no resolution on a dividend payment is included in the Notice. On 15 March 2023, the Company announced a dividend of 13.04 US cents per share. Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they have elected to receive US dollars. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 27 April 2023. Details of the Company’s dividends, including currency election options and payment dates, can be found on our website at www.prudentialplc.com/en/investors/ shareholder-information/dividend/cash-dividend and on page 36. Recommendation The Directors consider that all resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders vote in favour of all proposed resolutions. The Directors intend to vote, in respect of their own beneficial shareholdings, in favour of all proposed resolutions (with the exception of resolution 24, as in accordance with Rule 7.19A(1) of the Hong Kong Listing Rules (‘HKLR’), the Executive Director and their respective associates will abstain from voting on resolution 24 for the reasons set out on page 15 of this Notice). Yours sincerely    Shriti Vadera Chair 21 April 2023

Notice of Annual General Meeting and explanatory notes    Notice is hereby given that the 2023 Annual General Meeting of Prudential plc will be held on Thursday, 25 May 2023 at 10.30am London time (5.30pm Hong Kong/Singapore time) at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE and simultaneously online, via the Lumi Platform. Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below. Resolutions 1 to 25 (inclusive) will be proposed as ordinary resolutions; resolutions 26 to 30 (inclusive) will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.    Annual report and accounts    Resolution 1. To receive and consider the Accounts for the financial year ended 31 December 2022 together with the Strategic Report, Directors’ Remuneration Report, Directors’ Report and the Auditor’s Report on those Accounts (the ‘2022 Annual Report’). Explanatory notes The formal business of the Meeting will begin with a resolution to lay before shareholders the 2022 Annual Report. Shareholders will have the opportunity to put questions about the 2022 Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on. The 2022 Annual Report is available to view on the Company’s website www.prudentialplc.com    Directors’ Remuneration Report    Resolution 2. To approve the Directors’ Remuneration Report for the year ended 31 December 2022. Explanatory notes As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy which is included under Resolution 3) for the year ended 31 December 2022. The Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) is set out in full on pages 228 to 279 of the 2022 Annual Report. The 2022 Annual Report is available to view on the Company’s website www.prudentialplc.com Directors’ Remuneration Policy    Resolution 3. To approve the revised Directors’ Remuneration Policy. Explanatory notes Shareholders are invited to approve the revised Directors’ Remuneration Policy contained in the 2022 Annual Report on pages 261 to 275, which sets out the Company’s forward-looking policy on Directors’ remuneration. The Remuneration Committee Chair has highlighted the key changes from the current policy adopted by shareholders in 2020 in the Chair’s statement set out in the Directors’ Remuneration Report, also contained in the Annual Report, on page 232. The statement also refers to the extensive consultation with large shareholders and shareholder representatives in determining the revised policy. The proposed changes are intended to equip the Group to recruit and retain critical executive talent in our key markets, given the Group’s exclusive focus on Asia and Africa. If the Directors’ Remuneration Policy is approved by shareholders, it will take immediate effect and the Company will not be able to make a remuneration payment to a current or prospective Director or a payment for loss of office to a current or past Director unless that payment is consistent with the revised Directors’ Remuneration Policy or has been approved by a resolution of the shareholders of the Company. If the Directors’ Remuneration Policy is not approved for any reason, the Company will continue to make payments to Directors in accordance with the current Directors’ Remuneration Policy which was approved at the Company’s Annual General Meeting on 14 May 2020 and is available on the Company’s website www.prudentialplc.com, and will seek shareholder approval for a further revised policy as soon as is practicable.    Election and re-election of Directors    Explanatory notes In accordance with Provision 18 of the UK Corporate Governance Code, all Directors other than those retiring at the conclusion of the Meeting will offer themselves for re-election or, in the case of Arijit Basu, Claudia Suessmuth Dyckerhoff and Anil Wadhwani, for election for the first time. Philip Remnant and Tom Watjen will both retire at the conclusion of the Meeting and will not stand for re-election. All Directors in office during 2022 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biographies. The Board has determined that each non-executive Director (with the exception of the Chair, whose independence is only assessed on appointment) continues to be independent and that there are no circumstances likely to impair their judgement in relation to Prudential Board matters. Each independent non-executive Director has confirmed their independence under the criteria set out in Rule 3.13 of the Hong Kong Listing Rules. The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company’s strategic objectives and is satisfied that it continues to maintain an appropriate level of diversity and balance of skills and experience. All Directors standing for election or re-election are recommended by the Nomination & Governance Committee. More detailed information about the activities of the Nomination & Governance Committee in 2022 can be found in the Company’s 2022 Annual Report.

Notice of Annual General Meeting and explanatory notes / continued Election of Directors who joined the Board since the last Meeting    Resolution 4. To elect Arijit Basu as a Director of the Company. Relevant skills and experience: Arijit has extensive experience in the banking and insurance industries in India following a career at State Bank of India (SBI) spanning nearly 40 years. Arijit retired as the managing director of SBI in September 2020 having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was managing director and chief executive officer of SBI Life Insurance Company (a subsidiary of SBI), one of India’s leading life insurers, from 2014 until 2018 and took it public in 2017. Since his retirement from SBI, Arijit has acted as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO. Arijit is a Certified Associate of the Indian Institute of Bankers. He holds a Master’s Degree in History and a Bachelor’s Degree in Economics from the University of Delhi. Current key external appointments: > Chair, HDB Financial Services Ltd > Academic Advisory Council of the Reserve Bank of India (member) > Peerless Hospitex Hospital and Research Center Ltd (non-executive director) Tenure: Appointed to the Board in September 2022 Independent: Yes Role: Non-executive Director Committee memberships: > Audit Committee (since September 2022) > Arijit is also a Member of the Responsibility & Sustainability Working Group (since September 2022) Age: 62    Resolution 5. To elect Claudia Suessmuth Dyckerhoff as a Director of the Company. Relevant skills and experience: Claudia has considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in a number of senior roles. She was responsible for helping to build the firm’s healthcare Services and Systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China’s national healthcare systems. Much of the client work during this period involved transformation through technology, digital and data, and her board experience in recent years has helped her develop valuable insights around the implementation of this in healthcare services. She has experience across various Asian markets, in particular in China, having been based in Shanghai for nearly 15 years and in Hong Kong for a further two years. Claudia holds a PhD in Business Administration from the University of St. Gallen and a Master’s Degree in Business Administration from CEMS/ESADE. External listed company directorships: > Ramsay Health Care Ltd > Clariant AG > Roche Holding AG Other current key external appointments: > Huma Therapeutics Ltd (non-executive director) > QuEST Global Services Private Ltd (non-executive director) Tenure: Appointed to the Board in January 2023 Independent: Yes Role: Non-executive Director Committee memberships: > Risk Committee (since January 2023) > Claudia is also a Member of the Responsibility & Sustainability Working Group (since January 2023) Age: 56

Resolution 6. To elect Anil Wadhwani as a Director of the Company. Relevant skills and experience: Anil is a global financial services leader with more than 30 years’ experience, predominantly in Asia, combining strategic vision and execution in some of the world’s biggest companies. Most recently, as CEO of Manulife’s Asia region, he successfully grew and transformed its diversified and multi- channel business with significant market share gains in many key markets and made it the company’s largest source of core earnings. Anil also has significant and proven digital experience, having driven the modernisation of technology platforms across 13 markets in Asia in his previous role. Prior to this he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master’s Degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor’s Degree in Commerce from the Narsee Monjee College of Commerce and Economics. Tenure: Appointed to the Board in February 2023 Independent: No Role: Executive Director, Chief Executive Officer Committee memberships: Nil Age: 54    Annual re-election of Directors    Resolution 7. To re-elect Shriti Vadera as a Director of the Company. Relevant skills and experience: Shriti brings senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest level of international negotiations between governments and in multilateral organisations. She contributes her wide-ranging and global experience in economics, public policy and strategy, as well as her deep understanding and insight into global and emerging markets and the macro-political and economic environment. Shriti was chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments. From 2007 to 2009, Shriti was a Minister in the UK government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK government’s response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury’s Council of Economic Advisers. Shriti’s career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets. Shriti holds a Bachelor’s Degree in Philosophy, Politics and Economics from Oxford University. Current key external appointments: > Chair, The Royal Shakespeare Company > Institute of International Finance, Board Member Tenure: Appointed to the Board in May 2020. Appointed Chair in January 2021 Independent: On appointment Role: Chair of the Board Committee memberships: > Chair of the Nomination & Governance Committee (since January 2021, member since May 2020) Age: 60

Notice of Annual General Meeting and explanatory notes / continued Resolution 8. To re-elect Jeremy Anderson as a Director of the Company. Relevant skills and experience: Jeremy brings to the Board substantial leadership experience in the financial services sector across Asia. He has extensive technical audit and risk management skills and experience, particularly with regard to multinational companies. Jeremy was formerly the Chairman of Global Financial Services at KPMG International having previously been in charge of its UK Financial Services Practice and held roles including Head of Financial Services KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG’s UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills. Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor’s Degree in Science (Economics) from University College London. External listed company directorships: > Senior Independent Director, UBS Group AG (including its subsidiary, UBS AG) Other current key external appointments: > The Kingham Hill Trust (trustee) > The Productivity Group (non-executive director) Tenure: Appointed to the Board in January 2020 Independent: Yes. When considering the independence of Jeremy Anderson and Jeanette Wong, the Nomination & Governance Committee and the Board took into account that both Mr Anderson and Ms Wong serve as Non-executive Directors of UBS Group AG. The Committee and the Board have determined that this cross-directorship does not affect their independence. Based on their contributions to Board discussions to date, the Board is confident that both can be expected to continue to demonstrate objectivity and independence of judgement. Role: Non-executive Director Committee memberships: > Chair of the Risk Committee (since May 2020, member since January 2020) > Audit Committee (since January 2020) > Nomination & Governance Committee (since November 2020) Jeremy served as a member of the Responsibility & Sustainability Working Group from February 2021 until March 2023. Age: 64    Resolution 9. To re-elect Chua Sock Koong as a Director of the Company. Relevant skills and experience: Sock Koong has more than 30 years’ experience in business leadership, operations, information technology and digitalisation throughout Asia. From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer, where she was responsible for Singtel’s financial functions, including treasury, tax, insurance, risk management and capital management. Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor’s Degree in Accountancy from the University of Singapore. External listed company directorships: > Bharti Airtel Limited (including its parent Bharti Telecom Limited) > Royal Philips NV > Ayala Corporation Other current key external appointments: > Cap Vista Pte Ltd (non-executive director) > Defence Science and Technology Agency (non-executive director) > Deputy Chair, The Singapore Public Service Commission > The Singapore Council of Presidential Advisers (member) Tenure: Appointed to the Board in May 2021 Independent: Yes Role: Non-executive Director Committee memberships: > Chair of the Remuneration Committee (since May 2022, member since May 2021) > Nomination & Governance Committee (since May 2022) Sock Koong served as a member of the Audit Committee from May 2021 until May 2022. Age: 65

Resolution 10. To re-elect David Law as a Director of the Company. Relevant skills and experience: David has extensive technical knowledge and skills in audit, accounting and financial reporting matters and experience across the Group’s key markets, and across a number of industry sectors, particularly insurance. David is a chartered accountant and spent almost 33 years working with Price Waterhouse and PricewaterhouseCoopers (PwC). During that time he was, amongst other things, the global leader of PwC’s insurance practice, a partner in the UK firm, and worked as the lead audit partner for multinational insurance companies. He also led PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division. After his retirement from PwC, David became a director and Chief Executive Officer of L&F Holdings Limited and its subsidiaries, which is a professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in June 2019. David is an Associate of the Institute of Chartered Accountants in England and Wales and holds a Master’s Degree in Economics from the University of Edinburgh. Tenure: Appointed to the Board in September 2015 Independent: Yes Role: Non-executive Director Committee memberships: > Chair of the Audit Committee (since May 2017, member since September 2015) > Risk Committee (since May 2017) > Remuneration Committee (since February 2021) David served as a member of the Nomination & Governance Committee from May 2017 until February 2021. Age: 63    Resolution 11. To re-elect Ming Lu as a Director of the Company. Relevant skills and experience: Ming has over 30 years’ experience of investing and developing businesses throughout the Asia Pacific region. He is the Head of Asia Pacific at KKR Asia Limited and is a Partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee, KKR Asian Portfolio Management Committee and KKR Operating Committee. Since 2018, he has played an important role in KKR’s Asia growth and expansion and has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee. Ming previously worked for CITIC, the largest direct investment firm in China, before moving to Kraft Foods International Inc. He was president of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across a number of countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Mandala Energy Management Pte Ltd, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a non-executive director of Jones Lang LaSalle Inc from 2009 to 2021. Ming holds a Master’s Degree in Business Administration from the University of Leuven and a Bachelor’s Degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering. Current key external appointments: > KKR Asia Ltd (executive director) > Goodpack Pte Ltd (KKR portfolio company) Tenure: Appointed to the Board in May 2021 Independent: Yes Role: Non-executive Director Committee memberships: > Nomination & Governance Committee (since May 2021) > Remuneration Committee (since May 2022) Ming Lu served as a member of the Risk Committee from May 2021 until May 2022. Age: 65

Notice of Annual General Meeting and explanatory notes / continued

Resolution 12. To re-elect George Sartorel as a Director of the Company.



Relevant skills and experience:
George has considerable operational expertise in insurance, following a career spanning 40 years in the sector, mainly across the Asia Pacific region.

From 2014 to 2019, he was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles for Allianz, including chief executive of Allianz Italy, chief executive of Allianz Turkey, Global head of change programmes for the Allianz Group, general manager of Allianz Malaysia, Allianz Australia and New Zealand. He also previously sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019.

George began his career at Manufacturers Mutual Insurance in Australia. He holds a Master's Degree in International Business Studies from the Heriot-Watt University.

External listed company directorships:
- Insurance Australia Group Limited

Tenure: Appointed to the Board in January 2022

Independent: Yes

Role: Non-executive Director

Committee memberships:
- Nomination & Governance Committee (since May 2022)
- Risk Committee (since May 2022)

George is also Chair of the Responsibility & Sustainability Working Group (since May 2022).

Age:
65

Resolution 13. To re-elect Jeanette Wong as a Director of the Company.



Relevant skills and experience:
Jeanette brings to the Board operational skills and experience in the financial services sector, following a career spanning more than 35 years across the South-East Asia Pacific region.

From 2008 to 2019, she led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, Jeanette was the DBS Group's chief financial officer from 2003 to 2008, having previously been chief administrative officer. As part of her role at DBS Group, Jeanette held non-executive director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a non-executive director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette holds a Master's Degree in Business Administration from the University of Chicago and a Bachelor's Degree in Business Administration from the National University of Singapore.

External listed company directorships:
- UBS Group AG (including its subsidiary UBS AG)
- Singapore Airlines Limited

Other current key external appointments:
- Council of CareShield Life (Chair)
- GIC Pte Ltd (member of risk committee)
- PSA International Pte Ltd (non-executive director)
- Singapore Securities Industry Council (member)

Tenure: Appointed to the Board in May 2021

Independent: Yes.

When considering the independence of Jeanette Wong and Jeremy Anderson, the Nomination & Governance Committee and the Board took into account that both Ms Wong and Mr Anderson serve as Non-executive Directors of UBS Group AG. The Committee and the Board have determined that this cross-directorship does not affect their independence. Based on their contributions to Board discussions to date, the Board is confident that both can be expected to continue to demonstrate objectivity and independence of judgement.

Role: Non-executive Director

Committee memberships:
- Audit Committee (since May 2021)
- Risk Committee (since May 2021)

Jeanette is also a member of the Responsibility & Sustainability Working Group (since November 2021).

Age: 63

08 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Resolution 14. To re-elect Yok Tak Amy Yip as a Director of the Company.



Relevant skills and experience:
Amy has extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40 years in China and South-east Asia. Amy was formerly a non-executive director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, Vita Green, Hong Kong and an Executive Director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was chief executive officer of DBS Bank (Hong Kong) Limited, where she was concurrently head of its wealth management group and previously chair of DBS asset management. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority.

Amy holds a Master's Degree in Business Administration from Harvard Business School and a Bachelor's Degree in Arts (History) from Brown University.

External listed company directorships:
- EFG International AG (including its subsidiary, EFG Bank AG)

Other current key external appointments:
- AIG Insurance Hong Kong Limited (non-executive director)

Tenure: Appointed to the Board in September 2019

Independent: Yes

Role: Non-executive Director

Committee memberships:
- Audit Committee (since March 2021)

Amy served as a member of the Remuneration Committee from September 2019 until March 2021.

Age: 71

Appointment of auditor

Resolution 15. To appoint Ernst & Young LLP ('EY') as the Company's auditor until the conclusion of the next general meeting at which the Company's accounts are laid.

Explanatory notes
As disclosed in the 2021 Annual Report, following an audit tender in 2020, the Board resolved that EY be engaged as the Group's audit firm for the financial year ending 31 December 2023 and onwards, subject to shareholder approval at the Company's Annual General Meeting to be held in 2023. KPMG LLP ('KPMG') will cease to hold office as the Company's auditor with effect from the conclusion of the Annual General Meeting. KPMG have provided a confirmation that there are no matters that need to be brought to the attention of holders of securities of the Company and have provided a statement as required by the Companies Act 2006 (the '2006 Act'), which is set out in Appendix 1.

Following the recommendation of the Company's Audit Committee and Board, shareholders will be asked to approve the appointment of EY as the Company's auditor, to hold office until the conclusion of the Company's 2024 Annual General Meeting.

Remuneration of auditor

Resolution 16. To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration.

Explanatory note
Shareholders will be asked to grant authority to the Company's Audit Committee to determine the remuneration of EY.

Political donations

Resolution 17. That the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the 2006 Act, in aggregate, to:

(i) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

(ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii) incur political expenditure not exceeding £50,000 in total,

Prudential plc Notice of Annual General Meeting 2023 09

Notice of Annual General Meeting and explanatory notes / continued

(as such terms are defined in Sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2024 and the conclusion of the Annual General Meeting of the Company to be held in 2024, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

Explanatory notes

The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders' consent.

Prudential has a clear policy not to make political donations (no political donations were made in the year ended 31 December 2022).

However, although the Company intends to continue to adhere to its policy of not making donations to political parties or to independent election candidates (and will not do so without the specific endorsement of its shareholders) the broad definitions used in the 2006 Act make it possible for normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations.

In accordance with established best practice, it is the Company's intention to seek renewal of this resolution on an annual basis.

Share Plans

Resolution 18. That:

(A) the Prudential Sharesave Plan 2023 (the 'Sharesave 2023'), the principal terms of which are summarised in Section 1 of Appendix 2 to this Notice, and the rules of which are produced to the Meeting and initialled by the Chair for the purpose of identification, be and are hereby approved, subject to any changes which may be required by HMRC under the relevant tax legislation, and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the Sharesave 2023 into effect; and

(B) the Directors be and are hereby also authorised to approve schedules to the rules of the Sharesave 2023, modifying the rules of the Sharesave 2023 to apply in any overseas jurisdictions to take account of local tax, exchange control or securities laws, provided that any ordinary shares made available under such schedules are treated as counting against any limits on individual or overall participation in the Sharesave 2023.

Explanatory notes

Shareholders are invited to approve the Sharesave 2023, a savings-related share option scheme which will enable UK-based employees (including directors) of the Company and its subsidiaries to save directly from their post-tax pay each month to buy Prudential plc shares at a discount and share in the potential success of the Company. The Sharesave 2023 replaces the Prudential 2013 Savings-Related Share Option Scheme (the '2013 Scheme') which was approved by shareholders in 2013 and has reached the end of its 10-year life. The Sharesave 2023 is in substance similar to the 2013 Scheme, with changes made to meet new requirements under the Hong Kong Listing Rules ('HKLR'), UK tax legislation and HMRC guidance. A summary of the principal provisions of the Sharesave 2023 rules is set out in Section 1 of Appendix 2 to the Notice of Meeting on pages 27 to 28.

It is intended that the Sharesave 2023 will qualify for tax benefits for participants and the Company and/or its subsidiaries. Newly issued shares would only be used under the Sharesave 2023 to the extent that they (i) fall within the limits recommended by the Investment Association; and (ii) meet the conditions set out in the waiver from strict compliance with Rule 17.03B(1) of the HKLR granted by the Hong Kong Stock Exchange (the 'HKSE') on 11 April 2023 requiring the total number of shares that may be issued under the Sharesave 2023 in any 10-year rolling period, when added to the number of shares issued under any other share plan of the Company, to be limited to 10 per cent of the total number of shares in issue from time to time.

A waiver from strict compliance with the following requirements of Chapter 17 of the HKLR in relation to the Sharesave 2023 was granted by the HKSE on 11 April 2023: (i) Rule 17.03B(1) of the HKLR which requires that the total number of shares which may be issued under all of the Company's share plans do not exceed 10 per cent of the Company's ordinary shares at the date of approval of the Sharesave 2023; and (ii) Rule 17.03E of the HKLR which requires that the minimum exercise price of options not be lower than the higher of (a) the closing price of shares on the day of grant and (b) the average closing price of shares on the five business days preceding the date of grant.

The waiver includes a waiver in similar terms to the conditional waiver from strict compliance with Note (1) to Rule 17.03(3) and Note 1 to Rule 17.03(9) of the previous version of the HKLR, granted by the HKSE on 13 March 2013 in respect of the 2013 Scheme. Pursuant to the waiver granted by the HKSE in relation to the Sharesave 2023 (i) the total number of shares to satisfy options granted in any 10-year rolling period which may be issued under the Sharesave 2023 and any other share plan of the Company is limited to 10 per cent of the Company's shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the closing middle-market quotation or closing price of the Shares on the London Stock Exchange or the HKSE for the business day before the date of invitation or, if the Board so determines, the arithmetic average

10 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com of the middle-market quotations or closing prices of the Shares on the London Stock Exchange or the HKSE for the three business days before the date of invitation; and (iii) the Sharesave 2023 rules do not provide for the cancellation of options granted, in line with UK tax legislation and HMRC guidance. The Sharesave 2023 must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Resolution 19. That:

(A) the Prudential Long Term Incentive Plan 2023 (the 'PLTIP 2023'), the principal terms of which are summarised in Section 2 of Appendix 2 to this Notice, and the rules of which are produced to the Meeting and initialled by the Chair for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the PLTIP 2023 into effect; and

(B) the Directors be and are hereby also authorised to approve schedules to the rules of the PLTIP 2023, modifying the rules of the PLTIP 2023 to apply in any overseas jurisdictions to take account of local tax, exchange control or securities laws, provided that any ordinary shares made available under such schedules are treated as counting against any limits on individual or overall participation in the PLTIP 2023.

Explanatory notes

Shareholders are invited to approve the PLTIP 2023, a long-term incentive plan which will allow Prudential to recruit, incentivise, reward and retain eligible employees (including directors) to deliver the long-term objectives of the Company. The PLTIP 2023 replaces the Prudential Long Term Incentive Plan (the 'PLTIP 2013'), which was approved by shareholders in 2013 and has reached the end of its 10-year life. The new plan is substantially the same as the PLTIP 2013, with changes made to meet new requirements under the HKLR and the incorporation of greater operational flexibility for the Remuneration Committee in areas which are now common in plans adopted by other major listed companies. The Directors' Remuneration Report sets out how the Committee intends to operate the PLTIP 2023. Newly issued shares would only be used under the PLTIP 2023 to the extent that they fall within the limits recommended by the Investment Association. A waiver from strict compliance with Rule 17.03B(1) of the HKLR was granted by the HKSE on 11 April 2023 to allow the total number of shares to satisfy awards granted in any 10-year rolling period which may be issued under the PLTIP 2023 and any other share plan of the Company to be limited to 10 per cent of shares in issue from time to time, rather than 10 per cent of the shares in issue as at the date of approval of the PLTIP 2023.

A summary of the principal provisions of the PLTIP 2023 is set out in Section 2 of Appendix 2 to the Notice of Meeting on pages 28 to 30.

Resolution 20. That:

(A) the Prudential International Savings-Related Share Option Scheme for Non-Employees (the 'ISSOSNE'), the principal terms of which are summarised in Section 3 of Appendix 2 to this Notice, and the amended rules of which are produced to the Meeting and initialled by the Chair for the purpose of identification, be and is hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the amended ISSOSNE rules into effect; and

(B) the Directors be and are hereby also authorised to approve schedules to the rules of the ISSOSNE, modifying the rules of the ISSOSNE to apply in any overseas jurisdictions to take account of local tax, exchange control or securities laws, provided that any ordinary shares made available under such schedules are treated as counting against any limits on individual or overall participation in the ISSOSNE.

Explanatory notes

The ISSOSNE is used to incentivise and retain key individuals in the Company's distribution channels, including (but not limited to) insurance agents in Hong Kong and Malaysia. The ISSOSNE rules were most recently approved at the 2022 AGM. To meet new requirements under the HKLR, shareholder approval is sought to amend the ISSOSNE rules. The amended rules are not materially different to the existing ISSOSNE rules. A summary of the principal terms of the ISSOSNE rules is set out in Section 3 of Appendix 2 to this Notice of Meeting on pages 30 to 31.

Newly issued shares would only be used under the ISSOSNE to the extent that they (i) fall within the limits recommended by the Investment Association; and (ii) meet the conditions set out in the conditional waiver from strict compliance with Rule 17.03B(1) of the HKLR granted by the HKSE on 11 April 2023 requiring the total number of shares that may be issued under the ISSOSNE, when added to the number of shares issued under any other share plan of the Company, to be limited to 10 per cent of the total number of shares in issue from time to time.

A waiver from strict compliance with the following requirements of Chapter 17 of the HKLR in relation to the ISSOSNE was granted by the HKSE on 11 April 2023: (i) Rule 17.03B(1) of the HKLR which requires that the total number of shares which may be issued under all of the Company's share plans do not exceed 10 per cent of the Company's ordinary shares at the date of approval of the ISSOSNE; (ii) Rule 17.03E of the HKLR which requires that the minimum exercise price of options not be lower than the higher of (a) the closing price of shares on the day of grant and (b) the average closing price of shares on the five business days preceding the date of grant; and (iii) Rule 17.03F of the HKLR which requires that the vesting period for options shall not be less than 12 months.

Prudential plc Notice of Annual General Meeting 2023 11

Notice of Annual General Meeting and explanatory notes / continued

The waiver includes a waiver in similar terms to the conditional waiver from strict compliance with Note (1) to Rule 17.03(3) and Note (1) to Rule 17.03(9) of the previous version of the HKLR granted by the HKSE on 20 March 2012 in respect of the version of the ISSOSNE approved by shareholders in 2012 and previously extended by HKSE on 14 March 2022 in respect of the existing ISSOSNE. Pursuant to the waiver granted by the HKSE in respect of the ISSOSNE (i) the total number of shares that may be issued under all of the Company's share plans in any 10-year rolling period is limited to 10 per cent of the total number of shares in issue from time to time; (ii) the exercise price will not be less than 80 per cent of the arithmetic average of the middle-market quotation of a Share as derived from the London Stock Exchange Daily Official List (or, if the Board so determines, the daily quotations sheet of the HKSE) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted; and (iii) the vesting period for options may be less than 12 months in the following circumstances: (a) where the Board has discretion to decide, in accordance with the Board's internal guidelines (which set out the eligibility criteria for the nomination of agents to participate in the ISSOSNE, such as exclusivity of services, average number of hours working for the Company and profits generated) as applicable from time to time, whether an option shall be exercisable if the option holder ceases to be an eligible participant. The Board may consider exercising the aforementioned discretion in compassionate circumstances, such as where a participant has left the group due to a terminal illness diagnosis; (b) options can be exercisable within 6 months after a change in control of the Company; (c) options can be exercisable at any time during the period from when a compromise or arrangement is sanctioned by the Court under the 2006 Act until when such compromise or arrangement becomes effective; and (d) options can be exercisable within 2 months after a resolution has been passed for the voluntary winding up of the Company. The ISSOSNE must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Resolution 21. That the ISSOSNE Service Provider Sublimit (as defined below) be and is hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to effect and implement the ISSOSNE Service Provider Sublimit.

Explanatory notes

To comply with the HKLR, the maximum number of Shares which may be issued to satisfy options granted under the ISSOSNE to a participant who qualifies as a "service provider" (as defined under the HKLR), when added to the number of Shares which may be issued to satisfy options or awards under any other share plan adopted by the Company in any 10-year rolling period may not exceed 2 per cent. of the issued ordinary share capital of the Company from time to time (the "ISSOSNE Service Provider Sublimit"). This limit has been set at this level in order to allow for parity of treatment across the workforce between employees and agents and is appropriate and reasonable, in line with the practice of UK listed companies.

Resolution 22. That:

(A) the Prudential Agency Long Term Incentive Plan (the 'Agency LTIP'), the principal terms of which are summarised in Section 4 of Appendix 2 to this Notice, and the rules of which are produced to the Meeting and initialled by the Chair for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to carry the Agency LTIP into effect; and

(B) the Directors be and are hereby also authorised to approve schedules to the rules of the Agency LTIP, modifying the rules of the Agency LTIP to apply in any overseas jurisdictions to take account of local tax, exchange control or securities laws, provided that any ordinary shares made available under such schedules are treated as counting against any limits on individual or overall participation in the Agency LTIP.

Explanatory notes

The Agency LTIP is a long-term incentive plan which will allow Prudential to recruit, incentivise, reward and retain eligible agents to deliver the long-term objectives of the Company. The Agency LTIP was initially adopted by the Remuneration Committee in 2011 and has since come within the scope of the HKLR. Shareholder approval is therefore sought to adopt and renew the Agency LTIP for a further 10 years. A description of the principal provisions of the Agency LTIP is set out in Section 4 of Appendix 2 to the Notice of Meeting on pages 31 to 33.

Newly issued shares would only be used under the Agency LTIP to the extent that they (i) fall within the limits recommended by the Investment Association; and (ii) meet the conditions set out in the conditional waiver from strict compliance with Rule 17.03B(1) of the HKLR granted by the HKSE on 11 April 2023 requiring the total number of shares that may be issued under the Agency LTIP, when added to the number of shares issued under any other share plan of the Company, to be limited to 10 per cent of the total number of shares in issue from time to time.

A waiver from strict compliance with the following requirements of Chapter 17 of the HKLR in relation to the Agency LTIP was granted by the HKSE on 11 April 2023: (i) Rule 17.03B(1) of the HKLR which requires that the total number of shares which may be issued under all of the Company's share plans in any 10-year rolling period do not exceed 10 per cent of the Company's ordinary shares at the date of approval of the Agency LTIP; (ii) Rule 17.03F of the HKLR which requires that the vesting period for awards shall not be less than 12 months.

12 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Pursuant to the waiver granted by the HKSE in respect of the Agency LTIP (i) the total number of shares that may be issued under all of the Resolution 23. That the Agency LTIP Service Provider Company’s share plans is limited to 10 per cent of the total number Sublimit (as defined below) be and is hereby approved of shares in issue from time to time; and (ii) the vesting period for awards may be less than 12 months in the following circumstances: and that the Directors be authorised to do all acts (a) where a participant ceases to be an insurance agent for the and things which they may consider necessary or reasons set out under the Agency LTIP (ie redundancy, injury or expedient to effect and implement the Agency LTIP disability, retirement, employing entity or business ceasing to be Service Provider Sublimit. part of the Company’s group, or the participant’s), the remuneration committee may allow an award to vest in part or in full before the Explanatory notes original vesting date, taking into consideration the performance To comply with the HKLR, the maximum number of Shares which conditions which have been satisfied, the number of months between may be issued to satisfy awards granted under the Agency LTIP to a date of grant and the cessation date and other factors including participant who qualifies as a “service provider” (as defined under the personal conduct of the participant; (b) if a participant ceases to HKLR), when added to the number of Shares which may be issued to be an insurance agent before the original vesting date and the satisfy options or awards under any other share plan adopted by the remuneration committee decides that the award will not lapse, Company in any 10-year rolling period may not exceed 2 per cent. the award must vest in part or in full on the date of cessation if the of the issued ordinary share capital of the Company from time to participant is a US taxpayer; (c) if a participant ceases to be an time (the “Agency LTIP Service Provider Sublimit”). This limit has insurance agent before the vesting date for any other reason, been set at this level in order to allow for parity of treatment across including where an agent resigns due to personal circumstances the workforce between employees and agents and is appropriate such as family relocation or a career change (other than death or and reasonable, in line with the practice of UK listed companies. summary termination of employment), the remuneration committee may allow an award to vest in part or in full; (d) the remuneration committee may allow an award to vest in part or in full if there is a change of control of the Company or if a compromise or arrangement has been sanctioned by the Court under the 2006 Act; (e) the remuneration committee may allow an award to vest in part or in full if the Company is or is expected to be affected by any demerger, dividend in specie, super dividend or other transaction (such as entrance into a joint venture with a third party and such transaction negatively impacts the Company’s share price, or a secondary capital raising, other than the transactions prescribed under the Rule 10.1 of the Agency LTIP); and (f) for a participant who is a US taxpayer, if a delay due to vesting conditions, dealing restrictions or an investigation into malus circumstances would postpone the issue of transfer of Shares or cash equivalent beyond a prescribed period within the meaning of the US Tax Code, the remuneration committee may cause a share award to vest in part or in full. The Agency LTIP must also be in compliance with the UK Listing Rules and other applicable UK laws.

Renewal of authority (C) Ł91,681,763 (such amount to be reduced by any to allot ordinary shares allotments or grants made under paragraph (A) or (B) of this resolution 24 so that in total no more Resolution 24. That the Directors be and are hereby than Ł91,681,763 can be allotted under paragraphs authorised, generally and unconditionally, pursuant (A), (B) and (C) of this resolution 24) in connection to Section 551 of the 2006 Act, to exercise all the with a rights issue:    (a) to ordinary shareholders in proportion powers of the Company to allot shares in the (as early as may be practicable) to their existing Company and to grant rights to subscribe for or to holdings; and convert any security into shares in the Company for a period expiring at the earlier of 30 June 2024 and    (b) to holders of other equity securities (as defined the conclusion of the Annual General Meeting of the in Section 560(1) of the 2006 Act) as required Company to be held in 2024 (save that the Company by the rights of those securities or as the Board may make offers and enter into agreements under otherwise considers necessary, this authority prior to its expiry which would, or might, and so that the Board may impose any limits or require shares to be allotted or rights to subscribe for restrictions and make any arrangements which it or to convert securities into shares to be granted after considers necessary or appropriate to deal with such expiry, and the Board may allot shares or grant treasury shares, fractional entitlements, record dates, rights to subscribe for or to convert securities into legal, regulatory or practical problems in, or under shares under any such offer or agreement as if the the laws of, any territory or any other matter; and said authority had not expired) and for a maximum (D) the amount allotted pursuant to the terms of any aggregate nominal amount of: share scheme of the Company or any of its subsidiary (A) Ł27,532,061 (such amount to be reduced by any undertakings adopted prior to or on the date of allotments or grants made under paragraph (B) or this Meeting. (C) of this resolution 24 so that in total no more than Explanatory notes Ł45,840,881 can be allotted under paragraphs (A) At last year’s Annual General Meeting, shareholders renewed a and (B) of this resolution 24, and no more than resolution giving the Directors authority to allot ordinary shares or Ł91,681,763 can be allotted under paragraphs (A), grant rights to subscribe for or convert any security into shares in the (B) and (C)); Company (referred to collectively as Allotments). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice (B) Ł45,840,881 (such amount to be reduced by any includes a resolution to renew this authority and to extend the allotments or grants made under paragraph (A) or authority to make Allotments in connection with rights issues as further described below. (C) of this resolution 24 so that in total no more than Ł45,840,881 can be allotted under paragraphs (A) The Company has no present plans to undertake a rights issue or to issue new shares (or grant options over such new shares) other than and (B) of this resolution 24, and no more than in connection with its employee and agent share plans (such as, for Ł91,681,763 can be allotted under paragraphs (A), example, the Prudential International Savings-Related Share Option (B) and (C)) in connection with an offer or invitation: Scheme for Non-Employees (‘ISSOSNE’) described under resolution 20). However, this authority will give the Directors the flexibility (a) to ordinary shareholders in proportion permitted by the HKLR and corporate governance guidelines to issue (as nearly as may be practicable) to their existing shares where they believe it is for the benefit of shareholders to do so. This authority complies with UK institutional investment guidelines holdings; and and will expire at the earlier of 30 June 2024 and the conclusion of the 2024 Annual General Meeting.    (b) to holders of other equity securities (as defined This resolution needs to comply with the requirements of the HKLR in section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board as a result of the Company’s listing on the Hong Kong Stock Exchange (‘HKSE’). As a consequence, paragraphs (A), (B) and (C) of resolution otherwise considers necessary, 24 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal and so that the Board may impose any limits or amount equal to Ł91,681,763 representing approximately restrictions and make any arrangements which it 1,833,635,277 ordinary shares. This amount is approximately considers necessary or appropriate to deal with 66.6 per cent of the total issued ordinary share capital of the treasury shares, fractional entitlements, record dates, Company as at 6 April 2023, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued legal, regulatory or practical problems in, or under by the Investment Association. the laws of, any territory or any other matter;

To protect shareholders' interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 24, will cover an aggregate nominal amount equal to £91,681,763 representing approximately 1,833,635,277 ordinary shares (the 'Allotment Limit'). The Allotment Limit is equal to approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 6 April 2023, the latest practicable date prior to publication of this Notice.

Paragraph (A) of resolution 24 authorises the Directors to make Allotments of an aggregate nominal amount equal to £27,532,061 (representing approximately 550,641,224 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital as at 6 April 2023. This authority will be reduced by the amount of any allotments or grants made under paragraphs (B) and (C) of resolution 24, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 24 does not exceed the Allotment Limit.

Paragraph (B) of resolution 24 authorises the Directors to make Allotments of an aggregate nominal amount equal to £45,840,881 (representing approximately 916,817,638 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 24 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association.

This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (C) of resolution 24 to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 24 does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 24 does not exceed the Allotment Limit. The restrictions detailed in paragraph (B) (i) and (ii) of resolution 24 are proposed in order to comply with the HKLR which do not permit the Directors to make Allotments on a non-pre-emptive basis in excess of the respective 20 per cent thresholds in paragraph (A) of resolution 24.

Paragraph (C) of resolution 24 authorises the Directors to make Allotments of an aggregate nominal amount equal to £91,681,763 (representing approximately 1,833,635,277 ordinary shares in the Company) in connection with only a rights issue to ordinary shareholders or holders of other equity securities. This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (B) of resolution 24 to ensure that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 24 does not exceed the Allotment Limit. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 24 by approximately 43 percentage points, which is in line with guidance issued by the Investment Association.

The Directors are aware of the latest Investment Association Share Capital Management Guidelines published in February 2023, which update the previous guidance to incorporate all fully pre-emptive offers, not just fully pre-emptive rights issues, in respect of the authority to allot a further (one-third) of the total issued ordinary share capital of the Company. The Directors have decided that they will limit Paragraph (C) of the allotment authority to rights issues this year in line with past practice but will keep emerging market practice under review. The Directors consider the current limitation to rights issues provides sufficient flexibility to the Company for present purposes.

Under Rule 7.19A(1) of the HKLR, if a proposed rights issue would increase either the number of issued shares or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months or prior to such 12-month period where dealing in respect of the shares issued pursuant thereto commenced within such 12-month period), then the issue must be made conditional on approval by minority shareholders in a general meeting by a resolution on which the directors (excluding independent non-executive directors) and their associates must abstain from voting.

However, the HKSE has granted a waiver to the Company on 4 May 2010 from strict compliance with the above requirements in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

(A) the directors (excluding independent non-executive directors) and their associates would abstain from voting on the relevant resolution in their capacity as shareholders at the Meeting; and

(B) if the Company were to do a further rights issue, the Company would not need to obtain further minority shareholder approval under Rule 7.19A(1) of the HKLR provided that:

- **(a)** the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and
- **(b)** the votes of any new Directors appointed to the Board since the Meeting would not have made a difference to the outcome of the relevant resolution at the Meeting if they had been shareholders at the time and they had in fact abstained from voting.

Save as disclosed above, no shareholder of the Company is required to abstain from voting on the resolutions in relation to the Prudential Plans.

Paragraph (D) of resolution 24 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company's share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (D) of resolution 24 following the exercise of options and awards under the Company's share schemes adopted prior to or on the date of the Meeting.

Prudential plc Notice of Annual General Meeting 2023 15

Extension of authority to allot (A) to the allotment of equity securities and sale of ordinary shares to include treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance repurchased shares with paragraphs (B) and (C) of resolution 24 above; and Resolution 25. That the authority granted to the (B) otherwise than under paragraph (A) above, in the Directors to allot shares and to grant rights to case of any allotment of equity securities and sale of subscribe for or to convert any security into shares up treasury shares the maximum aggregate nominal to a total nominal value of Ł27,532,061 pursuant to amount of equity securities that may be allotted or paragraph (A) of resolution 24 set out above sold pursuant to this authority under the authority be extended by the addition of such number of conferred on the Directors by paragraph (A) of ordinary shares of five pence each representing the resolution 24 and/or 25 and/or a sale of ordinary nominal amount of the Company’s share capital shares held by the Company as treasury shares for repurchased by the Company under the authority cash is Ł6,883,015. granted pursuant to resolution 28 set out below, Explanatory notes to the extent that such extension would not result At last year’s Annual General Meeting, shareholders passed a special in the authority to allot shares or grant rights to resolution giving the Directors authority to allot equity securities for subscribe for or convert securities into shares cash without first being required to offer such securities to existing pursuant to resolution 24 exceeding Ł91,681,763. shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire Explanatory notes at the conclusion of this year’s Meeting. Accordingly, the Notice As permitted by the HKLR, resolution 25 seeks to extend the Directors’ includes a special resolution to renew this authority. This authority authority to allot shares and grant rights to subscribe for or convert only extends (apart from pre-emptive issues) to the issue of equity any security into shares pursuant to paragraph (A) of resolution 24 to securities, including the sale of any ordinary shares held in treasury include any shares repurchased by the Company under the authority in accordance with the provisions of Chapter 6 of Part 18 of the 2006 to be sought by resolution 28. Act. As at 6 April 2023 the Company held no treasury shares. The authority is sought for a maximum nominal value of Ł6,883,015 representing approximately 137,660,306 ordinary shares in the Renewal of authority for Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 6 April 2023. As regards disapplication of pre-emption rights rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its Resolution 26. That if resolutions 24 and/or 25 are disapplication in these circumstances. passed the Directors be and are hereby authorised Annual renewal of this authority is sought in line with the Statement to allot equity securities (as defined in Section 560(1) of Principles on Disapplying Pre-Emption Rights published by the of the 2006 Act) for cash pursuant to the power Pre-Emption Group in 2015 (the ‘Statement of Principles 2015’). In respect of this aggregate nominal amount, the Directors confirm conferred on the Directors by resolutions 24 and/or their intention to follow the Statement of Principles 2015 regarding 25 and/or to sell any ordinary shares held by the cumulative usage of authorities within a rolling three-year period Company as treasury shares for cash as if Section 561 where such principles provide that usage in excess of 7.5 per cent of the total issued ordinary share capital of the Company should not of that Act did not apply to such allotment or sale for take place without prior consultation with shareholders. In respect a period expiring at the earlier of 30 June 2024 and of the authorities sought under resolutions 26 and 27, the Directors the conclusion of the Annual General Meeting of the acknowledge the provisions of the Pre-Emption Group’s most recent Company to be held in 2024 (save that the Company Statement of Principles published in November 2022. However, at this time, the Directors consider it appropriate to retain the previous limits may make offers and enter into agreements under of 5 per cent of the total issued ordinary share capital of the Company this authority prior to its expiry which would, or might, in resolutions 26 and 27 and have not adopted the increased limits of require equity securities to be allotted (or treasury 10 per cent set out in the Pre-Emption Group’s most recent Statement shares to be sold) after such expiry, and the Board of Principles, nor do the resolutions specifically provide for follow-on offers. The Directors will keep emerging market practice under review may allot equity securities (or sell treasury shares) but consider that the limits of 5 per cent provide sufficient flexibility under any such offer or agreement as if the said to the Company for present purposes. authority had not expired), such authority to This renewed authority will expire at the earlier of 30 June 2024 be limited: and the conclusion of the 2024 Annual General Meeting.

Additional authority for The authority is sought for a maximum nominal value of Ł6,883,015 representing approximately 137,660,306 ordinary shares in the disapplication of pre-emption rights Company, which is approximately 5 per cent of the issued ordinary for purposes of acquisitions or share capital of the Company as at 6 April 2023, the latest practicable specified capital investments date prior to publication of this Notice. While the Directors have no present intention of exercising this specific authority to disapply pre-emption rights, the Directors consider that the authority sought at this year’s Meeting will benefit Resolution 27. That if resolutions 24 and 25 are the Company and its shareholders generally since there may be passed the Directors be and are hereby authorised in occasions in the future when the Directors need the flexibility to addition to any authority granted under resolution 25 finance acquisitions or capital investments by issuing shares for cash without a pre-emptive offer to existing shareholders. to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 24 and/or Renewal of authority for purchase 25 and/or to sell any ordinary shares held by the of own shares Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2024 and Resolution 28. That the Company be and is the conclusion of the Annual General Meeting of the hereby generally and unconditionally authorised, Company to be held in 2024 (save that the Company in accordance with Section 701 of the 2006 Act, may make offers and enter into agreements under to make one or more market purchases (within the this authority prior to its expiry which would, or might, meaning of Section 693(4) of the 2006 Act) of its require equity securities to be allotted (or treasury ordinary shares in the capital of the Company, shares to be sold) after such expiry, and the Board provided that: may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said (A) Such authority be limited: authority had not expired), such authority to be:    (i) to a maximum aggregate number of 275,320,612 ordinary shares; (A) limited to the allotment of equity securities and sale of treasury shares up to a nominal amount of (ii) by the condition that the minimum price Ł6,883,015; and which may be paid for each ordinary share is five pence and the maximum price which may (B) used only for the purposes of financing be paid for an ordinary share is the highest of: (or refinancing, if the authority is to be used within six months after the original transaction)    (a) an amount equal to 105 per cent of the a transaction which the Board determines to be average of the middle market quotations for an acquisition or other capital investment of a kind an ordinary share as derived from the Daily contemplated by the Statement of Principles 2015. Official List of the London Stock Exchange for Explanatory notes the five business days immediately preceding In line with the guidance in the Statement of Principles 2015, the day on which the share is contracted to be resolution 27 requests shareholder approval, by way of a separate purchased; and special resolution, for the Directors to allot equity securities or sell treasury shares for cash in connection with acquisitions or capital    (b) the higher of the price of the last investments without first being required to offer such securities to independent trade and the highest current existing shareholders in proportion to their existing holdings, in independent bid on the trading venues where addition to the general authority to disapply pre-emption rights sought under resolution 26. In accordance with the Statement of the purchase is carried out, Principles 2015, the Directors confirm that this authority will only be used in connection with an acquisition or specified capital investment    in each case exclusive of expenses; that is announced contemporaneously with the issue, or that has taken place in the preceding six month period and is disclosed in the announcement of the issue. This authority only extends to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 6 April 2023 the Company held no treasury shares.

Notice of Annual General Meeting and explanatory notes / continued

(B) Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2024 and the conclusion of the Annual General Meeting of the Company to be held in 2024, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) All ordinary shares purchased pursuant to said authority shall be either:

(i) cancelled immediately upon completion of the purchase; or

(ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

Explanatory notes

The Directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the Directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the HKSE.

Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £13,766,030, representing 275,320,612 ordinary shares which is approximately 10 per cent of the Company's issued share capital as at 6 April 2023, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. This authority will expire at the earlier of 30 June 2024 and the conclusion of the 2024 Annual General Meeting.

A waiver from strict compliance with Rule 10.06(5) of the HKLR was granted by the HKSE on 4 May 2010 (and updated on 24 February 2016, 29 April 2021 and 21 March 2022). Under Rule 10.06(5) of the HKLR, the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) of the HKLR has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees' share scheme shall not, for the purposes of the HKLR, constitute a new issue of shares and shall not require a new listing application to be made. In accordance with the terms of this waiver, the Company confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

The Company has options and awards outstanding over 7,309,910 ordinary shares, representing approximately 0.27 per cent of the Company's ordinary issued share capital as at 6 April 2023 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2022 Annual General Meeting and the authority sought by this resolution 28 were to be fully used these outstanding options and awards would represent approximately 0.33 per cent of the Company's ordinary issued share capital at that date.

New Articles of Association

Resolution 29. That, with effect from the conclusion of the Meeting and pursuant to Section 21(1) of the 2006 Act, the Articles of Association produced to the Meeting and initialled by the Chair of the Meeting for the purpose of identification, be approved and adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Explanatory notes

Resolution 29 proposes the adoption of new Articles of Association. The Company is asking shareholders to approve a number of amendments to the Company's current Articles of Association (the 'Current Articles'). The resolution adopting the proposed Articles of Association (the 'New Articles') will, if passed, become effective at the conclusion of the Meeting.

The Company is required to comply with new core shareholder protection standards as set out in Appendix 3 to the Hong Kong Listing Rules (the 'HK Core Standards') and has taken this opportunity to conduct a general review and update of the Current Articles in order to reflect latest market practice. An explanation of the principal changes introduced in the New Articles is set out in Appendix 3 to the Notice of Meeting on pages 34 to 35. Other changes, which are of a minor, technical or clarifying nature have not been noted in Appendix 3. The New Articles marked to show all amendments to the Current Articles are available for inspection, as noted on page 36 of this document, and are available on the Company's website: www.prudentialplc.com

18 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Notice for general meetings Resolution 30. That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. Explanatory notes Under the 2006 Act, the notice period required for general meetings of the Company is 21 clear days unless shareholders approve a shorter notice period (which cannot however be less than 14 clear days). Annual General Meetings are still required to be held on at least 21 ‘clear days’ notice. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, this resolution 30 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine, but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided. Annual General Meetings will continue to be held on at least 21 clear days’ notice. The approval will be effective until the earlier of 30 June 2024 or the conclusion of the Company’s 2024 Annual General Meeting when it is intended that a similar resolution will be proposed. By order of the Board of Directors Tom Clarkson Company Secretary 21 April 2023

Additional information

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chair
Shriti Vinodkant Vadera

Executive Director
Anil Wadhwani, Chief Executive Officer

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, David John Alexander Law ACA, Ming Lu, Lord Remnant (Philip John) CBE FCA, George David Sartorel, Claudia Ricarda Rita Suessmuth Dyckerhoff, Thomas Ros Watjen, Jeanette Kai Yuan Wong and Yok Tak Amy Yip.

Philip Remnant and Thomas Watjen will not stand for re-election at this Meeting.

Save as disclosed above, none of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Directors' remuneration

As at the date of this Notice, Non-executive Directors (excluding the Chair) are paid a base fee of £102,000 per annum, with additional fees for membership or chairing of a Board Committee or Working Group as set out in the table below. Shriti Vadera is the Chair of the Company. She receives an annual fee of £788,000, which includes her Committee duties. Philip Remnant is the Senior Independent Director of the Company and he receives an annual fee of £50,000, in addition to his Board and Committee fees.

Role	Annual fee £
Audit Committee	30,000 (Member)/ 75,000 (Chair)
Risk Committee	30,000 (Member)/ 75,000 (Chair)
Remuneration Committee	30,000 (Member)/ 65,000 (Chair)
Nomination & Governance Committee	15,000 (Member)/ Nil (Chair)
Responsibility & Sustainability Working Group	22,000 (Member)/ 45,000 (Chair)

Salary levels for the Executive Director are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context. The current basic salary of Anil Wadhwani is HK$12,281,000. In addition, Anil Wadhwani is eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2022 Annual Report.

Interests in the share capital of the Company

As at 6 April 2023, being the latest practicable date prior to the publication of this document, the Directors standing for election and re-election held the following beneficial interests in the ordinary share capital of the Company. These interests include shares acquired under deferred annual incentive awards and interests in shares awarded on appointment. For further information please refer to the Directors' Remuneration Report in the 2022 Annual Report.

Directors' interests in shares, options and awards[1]

	Total beneficial interest (number of shares)	Interests in ordinary shares under option	Option exercise price (HKD)	Option exercise periods
Chair				
Shriti Vadera	67,500	n/a	n/a	n/a
Executive Director				
Anil Wadhwani	0	474,104	0.48	each tranche of the award can be exercised within 30 days of vesting
Non-executive Directors				
Jeremy Anderson	9,157	n/a	n/a	n/a
Arijit Basu	0	n/a	n/a	n/a
Chua Sock Koong	15,000	n/a	n/a	n/a
David Law	11,054	n/a	n/a	n/a
Ming Lu	7,000	n/a	n/a	n/a
Philip Remnant	7,916	n/a	n/a	n/a
George Sartorel	5,000	n/a	n/a	n/a
Claudia Suessmuth Dyckerhoff	4,800	n/a	n/a	n/a
Tom Watjen[2]	10,340	n/a	n/a	n/a
Jeanette Wong	9,600	n/a	n/a	n/a
Amy Yip	9,791	n/a	n/a	n/a

Notes
1 The Directors' beneficial interests in shares are shown as at 6 April 2023, being the latest practicable date prior to the publication of this Notice.
2 Tom Watjen's beneficial interests are in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.

None of the Directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2022, as notified and disclosed to the Company in accordance with the UK Disclosure Guidance and Transparency Rules.

As at 31 December 2022	% of total voting rights
BlackRock, Inc	5.08
Norges Bank	3.10

On 27 January 2023, Norges Bank notified Prudential that its holding had decreased to 3.01 per cent of the Company's issued share capital. On 13 March, Norges Bank notified Prudential that its holding had increased to 3.10 per cent of the Company's issued share capital.

Whilst no formal notice has been disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules, we understand that Third Point LLC no longer have a financial interest in the Company's issued ordinary share capital.

20 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Notes to Notice of Meeting

Appointing a proxy

1 Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2 Members' attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

(i) Completing and returning the enclosed Form of Proxy;

(ii) For members on the UK register, electronic proxy appointment by logging in to the website of Equiniti, the Company's registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti's online portfolio service Shareview, you may submit your proxy vote by logging in to your portfolio at www.shareview.co.uk using your user ID and password. Once logged in simply click 'View' on the 'My Investments' page, click on the link to vote, then follow the on-screen instructions;

(iii) If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 10:30am London time (5.30pm Hong Kong/Singapore time) on 23 May 2023 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy; or

(iv) If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 10.30am London time (5.30pm Hong Kong/Singapore time) on 23 May 2023. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 15 May 2023 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited ('Computershare Hong Kong'), the Hong Kong branch share registrar, by the deadline above.

3 If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the 2022 Annual Report, please contact Equiniti on +44 (0) 371 384 2035 or Computershare Hong Kong on +852 2862 8555. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales.

4 To be valid, a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6GJ no later than 10.30am London time on 23 May 2023 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 5.30pm Hong Kong/Singapore time on 23 May 2023.

Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 15 May 2023 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.

5 The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person, via the Lumi Platform, if they wish to do so.

6 Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7 The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

9 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by 10.30am London time on 23 May 2023. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

10 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Prudential plc Notice of Annual General Meeting 2023 21

Notes to Notice of Meeting / continued

11 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

12 In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

Appointing corporate representatives

13 Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Entitlement to attend, vote and ask questions at the Meeting

14 To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company's main UK share register or Hong Kong branch register as at 6.30pm London time on 23 May 2023 (4.30pm Hong Kong time on 23 May 2023) (or, in the event of any adjournment, 6.30pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP's register as at 5.00pm Singapore time on 15 May 2023 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company's share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

15 Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if:

(i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information;

(ii) the answer has already been given on a website in the form of an answer to a question; or

(iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

16 The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be published on the Company's website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.

Issued share capital

17 As at 6 April 2023 (being the latest practicable day prior to the publication of this Notice) the Company's issued share capital consists of 2,753,206,122 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 6 April 2023 were 2,753,206,122. The Company does not hold any shares in treasury.

Miscellaneous

18 Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(i) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Meeting; or

(ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.

19 A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudentialplc.com/investors/shareholder-information/agm/2023

20 Members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our Registrars, Equiniti, on +44 (0) 371 384 2035. Lines are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6GJ.

21 You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chair's letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

22 A copy of the draft rules of the Sharesave 2023, PLTIP 2023, ISSOSNE and the Agency LTIP will be available for inspection on the National Storage Mechanism (accessible at https://data.fca.org.uk/#/nsm/nationalstoragemechanism) and published on the websites of the HKSE (at www.hkexnews.hk) and the Company (at www.prudentialplc.com/en/investors/shareholder-information/agm/2023) from the date of this Notice of Meeting and at the place of the Meeting from 15 minutes prior to its commencement until its conclusion.

Privacy

23 The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data which may be made available on our website at www.prudentialplc.com. The Company shall process such personal data in accordance with its privacy policy, which can be found at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/content-pdf/prudential-share-register-privacy-notice.pdf

22 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Joining the Prudential plc 2023 Annual General Meeting remotely

Prudential plc will be enabling shareholders to attend and participate in the 2023 Annual General Meeting electronically, should they wish to do so.

Accessing the Annual General Meeting website
The Lumi Platform can be accessed online using the most recent version of Chrome, Firefox or Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the Annual General Meeting using this method, please go to https://web.lumiagm.com/162408543 on the day.

An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user's responsibility to ensure you remain connected for the duration of the Meeting.

Logging in

- On accessing the Lumi Platform, you may be asked to enter a Meeting ID which is 162-408-543.
- You will then be prompted to enter your unique Shareholder Reference Number (SRN), which is printed on your Form of Proxy or online voting card.
- You will also be asked to enter a PIN – this is the first two and last two digits of your SRN.

Access to the Meeting via the Lumi Platform will be available from 9:00am London time on 25 May 2023; however, please note that the voting facility will not be enabled until the Chair formally declares the poll open.

Broadcast
The Meeting will be broadcast live. Once logged in, and at the commencement of the Meeting, you will be able to listen to the proceedings of the Meeting on your device, as well as view and vote on the resolutions to be put forward to the Meeting, once the poll is open (see 'Voting' for further details).

Voting
Once the Chair has formally opened the Meeting, she will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal Meeting on the Chair's instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting. Resolutions will not be put forward separately.

Once the resolutions have been proposed, the list of resolutions will appear, along with the voting options available.

- Select the option that corresponds with how you wish to vote, 'FOR', AGAINST' or 'WITHHELD'.
- Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received – there is no submit button.
- If you make a mistake or wish to change your vote, simply select the correct choice.
- If you wish to cancel your vote, select the 'cancel' button.
- You will be able to do this at any time while the poll remains open and before the Chair announces its closure at the end of the Meeting.

Questions
Questions on the day can be submitted either as text via the Lumi Messaging function or verbally via the 'Request to speak' option. Details of how to access the 'Request to speak' button will be provided on the day of the Meeting once you are logged into the Lumi Platform.

To ask a question via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box.

Duly appointed proxies and corporate representatives
To obtain your SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.

Mailboxes are monitored from 9:00am to 5:00pm London time, Monday to Friday (excluding public holidays in England and Wales).


LUMI
LUMI

Prudential plc Notice of Annual General Meeting 2023 23

Annual General Meeting website: https://web.lumiagm.com/162408543 Meeting ID: 162-408-543 To log in you must have your SRN and PIN – see ‘logging in’ section for details. 1. 2. Open the Lumi Platform and you After accessing the may then be prompted to enter website, you will be the Meeting ID. If you attempt to prompted to enter your login to the website before 9.00am unique SRN and PIN London time on 25 May 2023, (see ‘logging in’ section a pop-up dialogue box will appear. for details). 3. When successfully authenticated, you will be taken to the Home screen. 4. 5. To view the meeting When the Chair declares presentation, expand the the poll open, a list of all ‘Broadcast Panel’, located resolutions and voting at the bottom of your choices will appear on device. If viewing through your device. a browser, it will appear automatically. Scroll through the list to view all resolutions. This can be minimised by pressing the same button. 6. 7. For each resolution, press the If you change your mind, simply choice corresponding with the press the correct choice to override way in which you wish to vote. your previous selection. When selected, a confirmation To cancel your vote, press ‘Cancel’. message will appear. To return to the voting screen while the poll is open, select the voting icon. 8.

Annual General Meeting Travelling to the QEII Centre The Prudential plc 2023 Annual General Meeting will be held at: By underground The nearest tube stations are St James’s Park and Westminster on Churchill Auditorium, the District and Circle lines. Westminster is also on the Jubilee line. QEII Centre, Broad Sanctuary, Westminster, By bus London SW1P 3EE Bus routes 3, 11, 24, 88, 148, 211 and 788 all stop nearby. United Kingdom at 10.30am London time More detail on how to get to the QEII Centre can be found at (5.30pm Hong Kong/Singapore time) https://qeiicentre.london/about/location/ on Thursday, 25 May 2023. The Notice of Meeting and all other details for the Annual General Meeting are available on our website: https://www.prudentialplc.com/investors/shareholder-information/agm/2023 Special arrangements have been made to help shareholders who are in any way physically disabled or those who are hard of hearing. The QEII Centre operates a security system. Cameras and recording devices are not permitted in the auditorium. Prudential plc Notice of Annual General Meeting 2023 25 Appendix 1 KPMG LLP Tel +44 (0) 20 7311 1000 Audit Fax +44 (0) 20 7311 3311 15 Canada Square London E14 5GL United Kingdom Prudential plc 1 ANGEL COURT Our ref AR-1500 LONDON EC2R 7AG    Contact Stuart Crisp Stuart.Crisp@KPMG.co.uk 11 April 2023 Dear Sir/Madam, Statement to Prudential plc (no. 01397169) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006    The reason connected with our ceasing to hold office is the holding of a competitive tender for the audit, in which we decided not to participate due to upcoming mandatory auditor rotation requirements. Yours faithfully,    KPMG LLP    Audit registration number: 9188307 Audit registration address:    15 Canada Square    Canary Wharf, London E14 5GL

Appendix 1

KPMG

KPMG LLP
Audit
15 Canada Square
London E14 5GL
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311

Prudential plc
1 ANGEL COURT
LONDON
EC2R 7AG

Our ref AR-1500

Contact Stuart Crisp
Stuart.Crisp@KPMG.co.uk

11 April 2023

Dear Sir/Madam,

Statement to Prudential plc (no. 01397169) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006

The reason connected with our ceasing to hold office is the holding of a competitive tender for the audit, in which we decided not to participate due to upcoming mandatory auditor rotation requirements.

Yours faithfully,

KPMG LLP

KPMG LLP
Audit registration number: 9188307
Audit registration address:
15 Canada Square
Canary Wharf, London E14 5GL

KPMG LLP, a UK limited liability partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Registered in England No OC301540
Registered office: 15 Canada Square, London, E14 5GL
For full details of our professional regulation please refer to 'Regulatory information' under 'About' at www.kpmg.com/uk

Reference - AR-1500

26 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Appendix 2

Sharesave 2023, PLTIP 2023, ISSOSNE and Agency LTIP

Shareholder approval is sought in relation to the (i) Prudential Sharesave Plan 2023 (the 'Sharesave 2023'); (ii) Prudential Long Term Incentive Plan 2023 (the 'PLTIP 2023'); (iii) amended International Savings-Related Share Option Scheme for Non-Employees (the 'ISSOSNE'); and (iv) the Prudential Agency Long Term Incentive Plan (the 'Agency LTIP', together with the Sharesave 2023, the PLTIP 2023 and the ISSOSNE, the 'Prudential Plans').

The principal provisions of each of the Prudential Plans are summarised below, with features common to the Prudential Plans set out at section 5 further below.

1. Principal provisions of the Sharesave 2023

General

The Sharesave 2023 is a UK tax-advantaged share option plan which provides benefits to incentivise and retain eligible UK-based employees in the form of options over ordinary shares in the Company ('Shares') if they save for a period of three or five years under a savings contract.

The Sharesave 2023 is a broad-based plan (in a form approved by the UK tax authorities) intended to promote share ownership in the Company's wider workforce. The number of Shares participants may acquire is restricted by the amount of savings they make under the plan. The maximum amount of savings that a participant can make is, in turn, capped by the UK legislation governing the Sharesave 2023. The Company therefore considers it inappropriate to apply performance conditions or malus and clawback provisions to awards granted under the Sharesave 2023, the use of which, in any event, is restricted by the legislation governing the Sharesave 2023.

The basis for determining eligible employees and the exercise price, as well as vesting and exercise periods for options granted under the Sharesave 2023 is prescribed by the UK legislation governing the Sharesave 2023. Compliance with this legislation delivers the objective of the Sharesave 2023 by allowing eligible employees to acquire Shares on a tax-advantaged basis.

Eligibility

Each time that the Board decides to issue an invitation to employees to participate in the Sharesave 2023, all UK resident tax-paying employees and full-time directors of the Company and its subsidiaries (the 'Group') participating in the Sharesave 2023 must be offered the opportunity to participate. Other employees of the Group may be permitted to participate at the Board's discretion. If the Board so determines in line with the relevant legislation governing the Sharesave 2023, employees who are invited to participate must have completed a minimum qualifying period of employment before they can participate (which currently can be up to five years before the grant date).

Savings contract

Under the Sharesave 2023, eligible employees may enter into a linked savings contract to make savings over a three or five year period. Monthly savings by an employee under all savings contracts linked to options granted under any tax-advantaged savings-related share option plan may not exceed the statutory maximum, which is currently set at £500 per month. The Board may set a lower limit in relation to any particular grant. At the end of the three or five-year savings contract, employees may either withdraw their savings on a tax-free basis or use their savings to acquire Shares.

Exercise price

The proceeds of the savings contract can be used to exercise an option to acquire Shares at an exercise price per Share set when employees were invited to participate in the Sharesave 2023 (the 'Invitation Date'). The exercise price may not be manifestly less than 80 per cent (or such other percentage as may be permitted by the relevant legislation) of the market value of a Share on the Invitation Date. The market value of a Share will be the closing middle-market quotation of a Share (as derived from the Daily Official List of the London Stock Exchange or, if the Board so determines, the daily quotations sheet of the HKSE) for the business day before the Invitation Date or, if the Board so determines, the arithmetic average of the middle-market quotations or closing prices of a Share for the three business days before the Invitation Date. The exercise price will normally be set using prices taken from a period of 42 days beginning on: (a) the first dealing day after the announcement of the Company's results for any period; (b) the day on which an announcement is made of an amendment to the relevant legislation governing the Sharesave 2023 or such legislation comes into force; (c) the day on which a new HMRC-approved savings contract is announced; or (d) to the extent that share dealing restrictions apply in any of the preceding three periods, the dealing day on which such dealing restrictions are lifted, unless the Board determines that exceptional circumstances exist which justify the issue of invitations under the Sharesave 2023 at another time.

Source of Shares and limits

The Sharesave 2023 may operate over new issue Shares, treasury Shares or Shares purchased in the market. The rules of the Sharesave 2023 provide that the number of Shares which may be issued to satisfy options or awards granted under the Sharesave 2023 and any other share plan adopted by the Company in any 10-year rolling period may not exceed 10 per cent of the issued ordinary share capital of the Company from time to time.

Shares transferred out of treasury will count towards this limit for so long as this is required under institutional shareholder guidelines. However, options over and awards of Shares which lapse will be disregarded for the purposes of this limit.

To ensure compliance with the Hong Kong Listing Rules (the 'HKLR'), the number of Shares which may be issued to satisfy options granted under the Sharesave 2023 to a participant, when added to the number of Shares which may be issued under any other option or award over Shares granted in the preceding 12 months to that participant, may not exceed one per cent of the issued ordinary share capital of the Company from time to time, unless approval by the Company's shareholders has been obtained in accordance with the HKLR.

Vesting and exercise of options

An option usually vests on the date that the savings contract matures. Ordinarily, an option may be exercised within six months of the date that the savings contract matures. Options not exercised by the end of this period will lapse.

Cessation of employment

Options will normally lapse immediately upon a participant ceasing to be employed by, or hold office with, the Group. However, if a participant ceases to hold office or employment because of injury, disability, redundancy, retirement or the sale of the individual's employing company or business out of the Group, their option will not lapse and may be exercised early for a period of up to six months after the participant's cessation of office or employment. If a participant passes away, their option may be exercised by their personal representatives for a period of 12 months after they have passed away.

Corporate events

In the event of a change of control or winding-up of the Company, any outstanding options may be exercised early. Alternatively, the Board may permit options to be exchanged for equivalent options over Shares in the acquiring company. If the change of control is an internal reorganisation of the Group, options will lapse unless the participants agree to exchange their outstanding options for equivalent options over Shares in the new holding company.

Prudential plc Notice of Annual General Meeting 2023 27

Adjustments Vesting and release of awards In the event of a capitalisation issue, rights issue, sub-division or Awards which are subject to performance conditions will normally consolidation of Shares or reduction of capital, the Board may adjust have those conditions assessed as soon as reasonably practicable the number of Shares subject to options and/or the exercise price after the end of the relevant performance period. The Committee will applicable to options in such manner as it considers appropriate. determine the extent to which awards will vest, taking into account the extent that any relevant performance conditions have been Lapse of options satisfied, the underlying performance of the Company and the Except as described above (and unless the participant purports participant and such other factors the Committee considers, in its to transfer their option), there is no provision in the rules for the opinion, relevant. To the extent that they vest, awards will then cancellation of options granted but not exercised. normally vest on the vesting date set by the Committee at grant. 2. Principal provisions of the PLTIP 2023 Vesting periods are set by the Committee with the purpose of General retaining the talent required to deliver the Company’s strategy. The PLTIP 2023 is a discretionary share plan, under which the The Committee may also determine at grant that an award is subject Company may grant awards over Shares to incentivise and retain to an additional holding period following vesting, during which Shares eligible employees. The PLTIP 2023 will be administered by the subject to the award will not be delivered to participants and at the Remuneration Committee (the ‘Committee’) or any committee end of which the award will be ‘released’. or person duly authorised by it. Timing of awards Eligibility Awards can only be granted (i) during the 42 days beginning on: Any employee of the Group, including the Company’s executive (a) the date the Company’s shareholders approve the PLTIP 2023; director(s) (‘Executive Directors’), may be selected to participate (b) the first business day after the announcement of the Company’s in the PLTIP 2023 at the Committee’s discretion. This enables this results for any period; (c) the day on which the Company’s directors’ Committee to incentivise those key employees most capable of remuneration policy (or any amendment to it) is approved by the delivering returns for shareholders. Company’s shareholders; or (d) to the extent that share dealing Individual limits restrictions prevent the grant of awards in any of those three periods, Awards will not normally be granted to a participant under the the first business day on which such dealing restrictions are lifted; PLTIP 2023 over Shares with a market value (as determined by the or (ii) on any other day on which the Committee determines that Committee at the time an award is granted) in excess of 550 per cent exceptional circumstances exist which justify the grant of an award. of salary in respect of any financial year of the Company. Awards may Form of awards however be granted in excess of this limit to an eligible employee in The Committee may grant awards as conditional awards of Shares, connection with their recruitment by way of compensating them for forfeitable Shares or nil or nominal-cost options over Shares. No any awards or entitlements forfeited as a result of leaving their payment is required for the grant or vesting of an award, which is in former employer (a ‘Recruitment Award’). line with UK market practice to allow participants to receive the full To ensure compliance with the HKLR, the number of Shares which value of the Shares subject to an award. Awards structured as nil or may be issued to satisfy awards granted under the PLTIP 2023 nominal-cost options will normally be exercisable from the point of to a participant, when added to the number of Shares which may vesting (or, where an award is subject to a holding period, the point be issued under any other option or award over Shares granted of release) until the tenth anniversary of the grant date. in the preceding 12 months to that participant, may not exceed Dividend equivalents one per cent of the issued ordinary share capital of the Company Unless the Committee determines otherwise, participants will receive from time to time, unless approval by the Company’s shareholders an amount (in cash, unless the Committee decides it will be paid in has been obtained in accordance with the HKLR. Shares) equal to the value of any dividends which would have been Performance conditions paid on Shares subject to an award in respect of which the award The vesting of awards may (and must, in the case of an award to vests by reference to record dates during the period beginning on an Executive Director other than a Recruitment Award, to the extent the grant date and ending on the date on which the award vests or, required by the Company’s directors’ remuneration policy in force if there is a holding period applicable to an award, is released. This from time to time) be subject to the satisfaction of performance amount may assume the reinvestment of dividends and exclude or conditions relating to the commercial or financial performance, include special dividends. shareholder return, business plan and/or strategic objectives of the Source of shares and overall limits Company. The Committee will determine the period over which any Awards may be satisfied using new issue Shares, treasury Shares performance conditions are assessed. The Company’s directors’ or Shares purchased in the market. The number of Shares to satisfy remuneration policy currently requires that awards to Executive awards granted in any ten-year period which may be issued under Directors are granted subject to performance conditions, except the PLTIP 2023 and any other share plan adopted by the Company in the case of Recruitment Awards to allow the Committee, to the may not exceed 10 per cent of the issued ordinary share capital of the extent practicable, to replicate the terms and value of the awards or Company from time to time. In addition, the number of Shares which entitlements that the individual forfeited when leaving their former may be issued to satisfy awards granted in any ten-year period under employer. Performance conditions are set on a case by case basis by the PLTIP 2023 and any other discretionary share plan adopted by the Committee to deliver performance, the Company’s strategy and the Company may not exceed 5 per cent of the issued ordinary share return for shareholders, thereby aligning the interests of participants capital of the Company from time to time. with that of shareholders. Shares transferred out of treasury will count towards these limits for Any performance condition may be amended in accordance with so long as this is required under institutional shareholder guidelines. its terms or if anything happens which causes the Committee to However, awards which lapse will be disregarded for the purposes of consider it appropriate to amend the performance conditions, these limits.

Malus and clawback Unless the Committee decides otherwise, the extent to which In certain circumstances, the Committee may at any time prior to the an award vests will also take into account the proportion of the fifth anniversary of the date of grant of an award (or, if an investigation performance period (or, in the case of an award not subject to into the conduct or actions of any participant or any member of the performance conditions, the vesting period) which has elapsed on Group has started, such later date as the Committee may determine the cessation of the participant’s employment or office. The period in order to allow the investigation to be completed): (a) cancel or reduce over which a Recruitment Award will normally be time pro-rated will an award (to zero if appropriate); (b) impose additional conditions on be determined at the time of grant and will normally replicate the an award; or (c) require that the participant either returns some or all approach to time pro-rating applied to the award in respect of which of the Shares acquired under an award or makes a cash payment to the Recruitment Award was granted. the Company in respect of the Shares delivered. The Committee may invoke these malus and clawback provisions where it considers there If a participant passes away, their award will vest (and, in the case of are exceptional circumstances, such as: an award subject to a holding period, be released) on the date they passed away on the basis set out for other ‘good leavers’ above. (i) a material misstatement in the published results of a member Alternatively, the Committee may decide that unvested awards of the Group; will vest (and, in the case of an award subject to a holding period, be released) on the date they would have if the participant had (ii) an error in determining the number of Shares subject to an not died on the basis set out for other ‘good leavers’ above. award or in assessing any performance conditions (as applicable); If a participant ceases to be an officer or employee of the Group (iii) the determination of the number of Shares subject to an award during a holding period in respect of an award for any reason other or the assessment of any performance conditions being based on than summary dismissal, their award will normally be released at the inaccurate or misleading information; end of the holding period, unless the Committee determines that it (iv) gross misconduct on the part of the relevant participant; should be released on the cessation of their office or employment. If a participant passes away during the holding period, their award (v) a breach by the relevant participant of any restrictive, will be released on the date they passed away (unless the Committee confidentiality, or non-disparagement covenants or other decides they will be released at the end of the normal holding period). similar undertakings; If a participant is summarily dismissed, any outstanding awards they (vi) the Committee determines a participant has caused a material hold will normally lapse immediately. Awards structured as nil or loss for the Group as a result of (i) reckless, negligent or wilful actions nominal-cost options which do not lapse may normally be exercised or (ii) inappropriate values or behaviour; to the extent vested for a period of 12 months after vesting (or, where awards are subject to a holding period, the end of the holding period). (vii) where the Committee determines that the participant is responsible for or had management oversight over a member of the Where nil or nominal-cost options have already vested (and, where Group receiving censure by a regulatory body or suffering a significant relevant, been released) on the date the participant ceases to hold detrimental impact on its reputation; or employment or office, those options may normally be exercised for a period of 12 months from the date of cessation, unless the (viii) the Company or a material proportion of the Group becoming participant is summarily dismissed, in which case their options will insolvent or otherwise suffering corporate failure. normally lapse immediately. If a participant passes away, a vested The presence of malus and clawback provisions aligns with the (and, where relevant, released) option may normally be exercised objective of the PLTIP 2023 by incentivising employees to deliver until the expiry of the period of one year from the date the genuine and sustainable Company performance. participant passed away. Cessation of employment Corporate events An unvested award will usually lapse upon a participant ceasing In the event of a takeover of the Company, awards will normally vest to be employed by or to hold office within the Group. (and be released) early. The proportion of any unvested awards which vest will be determined by the Committee, taking into account the However, if a participant ceases to be an employee or director extent to which any performance conditions applicable to awards because of their ill-health, injury or disability, their employing have been satisfied, the underlying performance of the Company company or business for which they work being sold out of the and the participant, such other factors the Committee considers, Group, retirement (with the Committee’s agreement) or in other in its opinion, relevant, and, unless the Committee determines circumstances at the discretion of the Committee (ie they leave as otherwise, the proportion of the performance period, or in the case a ‘good leaver’), their award will not lapse and will continue to vest of awards not subject to performance conditions, the vesting period, (and be released) on the date when it would have vested (and been which has elapsed. The period over which a Recruitment Award will released) if they had not ceased such employment or office. normally be time pro-rated will be determined at the time of grant and will normally replicate the approach to time pro-rating applied The extent to which awards normally vest in these circumstances to the award in respect of which the Recruitment Award was granted. will be determined by the Committee, taking into account the Awards structured as nil or nominal-cost options may then normally satisfaction of any performance conditions applicable to awards be exercised for a period of one month, after which they will lapse. measured over the original performance period, the underlying Alternatively, the Committee may require that awards are exchanged performance of the Company and the participant and such other for equivalent awards over shares in the acquiring company (subject factors the Committee considers, in its opinion, relevant. to the acquiring company’s consent). The Committee retains discretion, however, to allow the award to If the Company is wound up or other corporate events occur such vest (and be released) following the individual’s cessation of office as a variation of the Company’s share capital, a demerger, special or employment, taking into account any applicable performance dividend or other transaction which, in the Committee’s opinion, conditions measured up to that point or, where the participant is would materially affect the value of Shares, the Committee may a ‘good leaver’ as a result of their employing company or business determine that awards will vest (and be released) on the same being sold out of the Group, to require that the award is exchanged basis as for a takeover. for an equivalent award over shares in another company.

Appendix 2 / continued

Cancellation
Except as described above (and unless the participant purports to transfer their award), there is no provision in the rules for the cancellation or reduction of awards granted.

Adjustments
In the event of a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital, the Committee may make such adjustments to the number or class of Shares subject to awards and/or the exercise price applicable to awards as it considers appropriate.

Settlement
The Committee may, in its discretion, decide to satisfy an award with a cash payment equal to the market value of the Shares (less any exercise price payable in the case of an option) that the participant would have received had the award been satisfied with Shares.

3. Principal provisions of the ISSOSNE

General
The ISSOSNE is designed to incentivise and retain individuals, such as insurance agents, who are not employees of the Group but who are closely connected with the Group. The ISSOSNE is similar in structure to the Sharesave 2023 and allows the Board to grant eligible individuals options to acquire Shares if they make regular savings under a savings contract. The ISSOSNE can be operated in and outside the United Kingdom and may be varied from country to country to take account of local practice, tax and exchange control and securities law requirements.

The ISSOSNE is a broad-based plan (in a form similar to the Sharesave 2023 – please see Section 1) intended to promote share ownership in the Company's wider workforce and to align the reward opportunities offered to the Company's employees and agents. The number of Shares participants may acquire is restricted by the amount of savings they make under the plan. The maximum amount of savings that a participant can make is, in turn, capped by savings limits prescribed in the ISSOSNE rules, which are no higher than the limits set out in the UK legislation governing the Sharesave 2023. The Company therefore considers it inappropriate to apply performance conditions or malus and clawback provisions to awards granted under the ISSOSNE.

Eligibility
Individuals will be eligible to be selected by the Board for participation in the ISSOSNE if they have been directly or indirectly engaged by, or connected with, a Group company under a contract for services or a similar arrangement. The Board's discretion to select high performing agents for participation in the ISSOSNE delivers the Company's objective of recruiting and retaining high calibre agents for the Group.

Timing of awards
Options may only be granted within the 42 days immediately following an announcement of the Company's results for any period or when the Board determines that exceptional circumstances exist which justify the grant of options.

Savings contributions
At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which participants agree to make monthly contributions in pounds sterling or, at the discretion of the Board, in a nominated currency. The maximum monthly contribution is £250 (or the equivalent amount in a nominated currency) or such higher amount as the Board may specify from time to time (which will not exceed the savings limits for the Sharesave 2023). The participant must select the date on which their savings will be repaid to them (the maturity date). The maturity date will normally be three or five years after commencement of the savings contract. The number of Shares over which a participant may be granted an option will be the number of Shares that can be acquired on the maturity date, at the exercise price, with the savings plus interest payable on that date. Participants do not pay for the grant of an option.

Overall and individual limits
The rules of the ISSOSNE provide that the number of Shares which may be issued to satisfy options or awards granted under the ISSOSNE and any other share plan adopted by the Company in any ten-year rolling period may not exceed 10 per cent of the issued ordinary share capital of the Company from time to time.

In addition, to comply with the HKLR, the maximum number of Shares which may be issued to satisfy options granted under the ISSOSNE to a participant who qualifies as a 'service provider' (as defined under the HKLR), when added to the number of Shares which may be issued to satisfy options or awards under any other share plan adopted by the Company in any 10-year rolling period may not exceed 2 per cent of the issued ordinary share capital of the Company from time to time. This limit has been set at this level in order to allow for parity of treatment across the workforce between employees and agents and is appropriate and reasonable, in line with the practice of UK listed companies.

The maximum entitlement of each participant under the ISSOSNE for each option granted is limited to the total savings and interest accumulated under that participant's savings contract. In any event, the maximum number of Shares which may be issued to satisfy options granted under the ISSOSNE to a participant, when added to the number of Shares which may be issued under any other option or award over Shares granted in the preceding 12 months to that participant, may not exceed one per cent of the issued ordinary share capital of the Company from time to time, unless approval by the Company's shareholders has been obtained in accordance with the HKLR.

Exercise price
The exercise price of an option may not be less than 80 per cent of the arithmetic average of the middle-market quotation of a Share as derived from the London Stock Exchange Daily Official List (or, if the Board so determines, the daily quotations sheet of the HKSE) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted.

Vesting and exercise of options
An option usually vests on the date that the related savings contract matures. An option may normally only be exercised during the six month period following the maturity date of the related savings contract. Exercise of the options does not depend on any performance conditions. At the Board's sole discretion, options may be settled with a payment in cash equal to the gain that the participant would have made on the exercise of the option.

The vesting period and exercise price for options granted under the ISSOSNE are determined on an equivalent basis to the vesting period and exercise price for options granted under the Sharesave 2023 (which are in line with the relevant UK legislation). This delivers on the Company's objective under these arrangements to ensure parity of treatment between agents and employees.

Options may vest earlier than on the date that the related savings contract matures in the circumstances described in the explanatory notes to Resolution 20.

30 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Cessation of service Source of shares and limits If a participant’s contract for services ends or is terminated, the Awards granted under the Agency LTIP may be satisfied using new participant’s option will automatically lapse unless the Board in its issue Shares. The number of Shares to satisfy awards granted in any absolute discretion determines that the participant’s option will ten-year rolling period which may be issued under the Agency LTIP not lapse and may be exercised before the maturity date on terms and any other share plan adopted by the Company may not exceed determined by the Board. If a participant passes away, their personal 10 per cent of the issued ordinary share capital of the Company from representatives may exercise their option for a period of 12 months time to time. In addition, the number of Shares which may be issued from the date the participant passed away, unless the Board permits to satisfy awards granted in any 10-year rolling period under the a longer exercise window (provided that such period of time does not Agency LTIP and any other discretionary share plan adopted by the end any later than the tenth anniversary of the date of grant). Company may not exceed 5 per cent of the issued ordinary share capital of the Company from time to time. Corporate events Options may also be exercised in the event of a takeover of the The number of Shares which may be issued to satisfy awards granted Company (either by way of general offer, where the options may under the Agency LTIP to a participant, when added to the number be exercisable for six months after the change of control, or by way of of Shares which may be issued under any other option or award a UK scheme of arrangement, where the options may be exercisable over Shares granted in the preceding 12 months to that participant, from the court sanction date until the effective date of the scheme) may not exceed one per cent of the issued ordinary share capital of or winding-up of the Company where the options may be exercisable the Company from time to time, unless approval by the Company’s within two months after the passing of the winding-up resolution. shareholders has been obtained in accordance with the HKLR. In certain circumstances on a takeover of the Company, options may instead be exchanged for options over shares in an acquiring In addition, the maximum number of Shares which may be issued company. In the event of a reorganisation of the Group, options will to satisfy awards granted under the Agency LTIP to a participant be exchanged for options in the new holding company. Except as who qualifies as a ‘service provider’ (as defined under the HKLR), described above (and in the event the participant purports to transfer when added to the number of Shares which may be issued to satisfy their option), there is no provision in the rules for the cancellation of options or awards under any other share plan adopted by the options granted but not exercised. Company in any 10-year rolling period may not exceed 2 per cent of the issued ordinary share capital of the Company from time to Adjustments time. This limit has been set at this level in order to allow for parity In the event of a capitalisation issue, rights issue, sub-division or of treatment across the workforce between employees and agents consolidation of Shares or reduction of capital, the Board may make and is appropriate and reasonable, in line with the practice of UK adjustments to the number of Shares under option and/or the listed companies. exercise price in such manner as it determines. Vesting of awards 4. Principal provisions of the Agency LTIP Awards will normally vest on the third anniversary of the grant date or General such other date (no earlier than the first, and no later than the tenth, The Agency LTIP is a long term incentive plan, under which the anniversary of the grant date) determined by the Committee. The Company may grant awards over Shares to incentivise and retain extent to which awards will normally vest will be determined by the individuals, such as insurance agents, who are not employees of Committee, taking into account the satisfaction of any performance the Group but who are closely connected with the Group. conditions applicable to awards, the underlying performance of the Company and such other factors the Committee considers relevant Eligibility and appropriate (including the personal conduct and performance Individuals are eligible to be selected by the Committee to participate of the participant). Vesting periods are set by the Committee with in the Agency LTIP if they have a contract of services with any member the purpose of retaining the talent required to deliver the of the Group on a continuing or recurring basis. The Committee’s Company’s strategy. discretion to select high performing agents for participation in the Agency LTIP delivers the Company’s objective of recruiting and Awards may vest earlier than the original vesting date in the retaining high calibre agents for the Group. circumstances described in the explanatory notes to Resolution 22. Performance conditions Timing of awards The vesting of awards may be subject to the satisfaction of Awards can only be granted within the period of 42 days beginning performance conditions relating to the commercial or financial on: (i) the date of adoption of the Agency LTIP; (ii) the day after the performance, shareholder return, business plan and/or strategic announcement of the Company’s results for any period; (iii) any day objectives of a member of the Group or a division or business unit on which the Committee determines that exceptional circumstances thereof. The Committee will determine the period over which any exist which justify the grant of an award; (iv) any day on which performance conditions are assessed. Performance conditions are changes to the legislation or regulations affecting the Agency LTIP set on a case by case basis by the Committee to deliver performance, are announced or effected; and (v) if share dealing restrictions the Company’s strategy and return for shareholders, thereby aligning prevent the grant of awards in any of those periods, the day the interests of participants with that of shareholders. after the date on which such dealing restrictions cease to apply. Any performance condition may be amended in accordance with Form of awards its terms or if anything happens which causes the Committee to The Committee may grant awards as conditional awards of consider it appropriate to amend the performance conditions, Shares. No payment is required for the grant of an award, although

Dividend equivalents continue to vest on the date when it would have vested if they had Awards may carry a right for participants to receive an amount (in cash not ceased to be an agent. and/or in Shares) equal to the value of any dividends which would have been paid on Shares subject to an award in respect of which the award The extent to which awards normally vest in these circumstances vests by reference to record dates during the period beginning on the will be determined by the Committee, taking into account (i) the grant date and ending on the date an award vests. This amount will satisfaction of any performance conditions applicable to awards, normally be calculated on the basis those dividends are reinvested the underlying performance of the Company and such other factors in Shares. the Committee considers relevant and appropriate (including the personal conduct and performance of the participant); and (ii) the Malus and clawback proportion of the performance period (or, in the case of an award Unvested awards may be subject to reduction (including to zero) if not subject to performance conditions, the vesting period) which has at any time prior to the vesting date (or, if the Committee considers elapsed on the date the participant ceases to be an agent, unless the that an investigation or review is required, such later date as the Committee determines otherwise. The Committee retains discretion, Committee may determine in order to allow the invitation or review however, to allow the award to vest earlier following the individual be completed) the Committee determines in its discretion that: ceasing to be an agent, on the basis set out for ‘good leavers’. The Committee will use this discretion for ‘good leavers’ in connection (i) a business decision of the business unit in which a participant with any participants who are subject to tax in the United States of works has resulted in a material breach of law, regulation, code or America (‘US Taxpayers’) to allow awards to vest when the individual practice or other applicable instrument; ceases to be an agent within the Group, in order to comply with US (ii) there is a materially adverse restatement in the accounts of the tax legislation. For participants who are US Taxpayers, if there is a business unit in which a participant works and/or of any member of delay due to the vesting conditions or dealing restrictions applicable the Group which is attributable to incorrect information about the to an award or if there is an investigation ongoing into malus affairs of that business unit; circumstances which would postpone the satisfaction of an award beyond the period permissible by US tax legislation, the Committee (iii) any matter arises which affects (or may affect) the reputation may allow awards to vest to ensure compliance with that US of the Company or any member of the Group; tax legislation. (iv) a participant’s conduct has resulted in (or has the potential to If a participant passes away, their award will vest on the date the cause) significant reputational or financial damage to a member Committee has been notified of the event and determined the extent of the Group and/or resulted in the material breach of law or the the award will vest, on the basis set out for ‘good leavers’ above. If a Group’s business code of conduct; and/or participant ceases to be an agent for any other reason (other than (v) the calculation of the number of Shares subject to an award or summary dismissal), the Committee retains discretion to determine the assessment of any performance conditions or the determination that their award will not lapse and will continue to vest on a date and of the extent to which an award vests was based on erroneous or to an extent determined by the Committee, on the basis set out for misleading data or was otherwise incorrect. ‘good leavers’ above. Furthermore, awards may be subject to clawback if at any time prior The Committee may in its discretion determine that any unvested to the fifth anniversary of the date of grant of an award (or, if an awards be reduced (including to zero) if a participant ceases to be an investigation into the conduct or actions of any participant or any agent (i) as a ‘good leaver’ due to retirement but has within five years member of the Group has started, such later date as the Committee of cessation secured a paid role outside the Group; or (ii) for any other may determine in order to allow the investigation to be completed) reason and the Committee determines ‘good leaver’ treatment on the Committee determines in its discretion that: the basis that the participant will not be seeking an alternative role with another company outside the Group which operates within the (i) there is a materially adverse restatement of the Company’s financial services sector or is of a size comparable to the Company, published accounts; but has within five years of cessation secured such a paid role with (ii) there is a material breach of law or regulation resulting such other company. in significant harm to the Company or its reputation; Corporate events (iii) the calculation of the number of Shares subject to an award or In the event of a takeover of the Company, the Committee may the assessment of any performance conditions or the determination in its discretion decide whether awards will (i) vest early; (ii) be of the extent to which an award vests was based on erroneous or exchanged for broadly equivalent awards under any other share misleading data or was otherwise incorrect; or plan; (iii) be exchanged for awards on equivalent terms over shares in the acquiring company; or (iv) a combination of the preceding (iv) a participant’s conduct has resulted in (or has the potential to three options. If other corporate events occur such as a demerger, cause) significant reputational or financial damage to a member of dividend in specie, special dividend or other transaction which, the Group and/or resulted in the material breach of law or the Group’s in the Committee’s opinion, would affect the current or future value business code of conduct. of awards, the Committee may determine that awards will vest on the same basis as for a takeover. The presence of malus and clawback provisions aligns with the objective of the Agency LTIP by incentivising employees to deliver Cancellation genuine and sustainable Company performance. Except as described above (and unless the participant purports to transfer their award), there is no provision in the rules for the

Settlement In compliance with Note 1 to Rule 17.03(18) of the HKLR and The Committee may, in its discretion, decide to satisfy an award with applicable law and regulation in the UK, the prior approval of the a cash payment equal to the market value of the Shares on the date Company’s shareholders must be obtained in the case of any of vesting. amendment which (a) is of a material nature; (b) changes the authority of the Board (or Committee, if applicable) to amend the 5. Provisions common to the Prudential Plans rules of the Prudential Plans; or (c) is made to the advantage of Purpose of plan eligible individuals and/or participants relating to certain provisions The purpose of the Prudential Plans is to incentivise and retain eligible relating to (i) the purpose of the plan; (ii) participants of the plan and employees (or, in the case of the ISSOSNE and Agency LTIP, eligible the basis of determining their eligibility; (iii) individual maximum individuals and agents) of the Group through the grant of awards of, entitlements and overall plan limits (and, in the case of the ISSOSNE or options over, Shares. and Agency LTIP, the service provider sublimit); (iv) the basis for Early vesting scenarios determining the entitlement to, and the terms of, Shares (and, in the Under the Prudential Plans as described above, awards (or, in the case of the PLTIP 2023 and Agency LTIP, cash) provided under the case of the Savings Plans, options) may vest early in the event of the Prudential Plans, including any performance conditions and the participant leaving as a ‘good leaver’, the participant passing away determination of any exercise price; (v) the applicable vesting and or there being a takeover of the Company or a similar corporate exercise periods; (vi) any amounts payable on the grant, application, event. Depending on the timing of those events, this may mean that acceptance or exercise of awards (or, in the case of the Savings Plans, the awards (or, in the case of the Savings Plans, options) may vest options) or, in the case of the Agency LTIP, upon vesting; (vii) the within 12 months from the grant date. The rationale for early vesting rights attaching to awards (or, in the case of the Savings Plans, in these circumstances is as follows: options) or the underlying Shares; (viii) the life of the plan; (ix) any automatic lapse or cancellation triggers; (x) the adjustments that (i) in the case of a participant leaving as a ‘good leaver’, early vesting may be made in the event of any variation in the share capital of the allows the participant in compassionate leaver circumstances, such Company; (xi) the restrictions on transferability of awards (or, in the as terminal illness, to receive the value of their award in a prompt case of the Savings Plans, options); (xii) any malus or clawback fashion so they can benefit from it; triggers under the PLTIP 2023 and Agency LTIP; (xiii) the treatment of (ii) in the case of a participant passing away, early vesting allows subsisting options or Shares subject to an option in the event of early for the timely winding-up of the participant’s estate to their termination of the ISSOSNE; and/or (xiv) the rule relating to such beneficiaries; and prior approval. (iii) in the case of a takeover or similar corporate event, early vesting There are, however, exceptions to this requirement to obtain allows participants to participate in the relevant transaction in the shareholder approval for any minor amendments to benefit the same way as ordinary shareholders, thereby aligning the interests administration of the relevant Prudential Plan, to take account of of shareholders and participants and allowing the acquirer on any the provisions of any relevant legislation, or to obtain or maintain such transaction to acquire 100 per cent control of the Company. favourable tax, exchange control or regulatory treatment for any participant or member of the Group, provided that such amendment In the case of the Sharesave 2023, these early vesting events are is in line with the HKLR. required by the UK legislation governing the Sharesave 2023 and, for reasons of consistency and parity of treatment across the Savings Benefits not pensionable Plans, such early vesting provisions are replicated in the ISSOSNE. Benefits received under the Prudential Plans are not pensionable. Recruitment Awards granted under the PLTIP 2023 may also vest Non-transferability within 12 months of the grant date when the original entitlements Awards (or, in the case of the Savings Plans, options) granted the individual forfeited by leaving their former employer would have under the Prudential Plans are not transferable other than to the vested within 12 months of the grant date of the Recruitment Award. participant’s personal representatives if the participant passes away. This allows the Committee to compensate the individual fully and on Termination the same terms for the value that they have lost by leaving their No awards (or, in the case of the Savings Plans, options) may be former employer, which in turn permits the Company to attract granted under the Prudential Plans more than 10 years after the high calibre employees. date the relevant Prudential Plan is approved by the Company’s The Board and the Committee are both of the view that these early shareholders. vesting events are in the best interests of the Company and align with Trustees the purpose of the Prudential Plans to incentivise, reward and retain No director of the Company is a trustee in relation to any of employees and agents of the Group. the Prudential Plans, nor do any directors of the Company have Except as described above and under sections 3 and 4 above, no a direct or indirect interest in the trustees of the Company’s options or awards granted under the Prudential Plans will vest within employee or agent share trusts. The trustees of the Company’s 12 months of the grant date. employee and agent share trusts are, in line with the expectations of UK institutional shareholders, required to have waived their rights Rights attaching to Shares to vote on any Shares held in those trusts where the beneficial interest Shares subject to awards (or, in the case of the Sharesave 2023 and in those Shares is not being held for a particular individual. the ISSOSNE (together, the ‘Savings Plans’), options) granted under the Prudential Plans will not confer shareholder rights (including any Variation of share capital

Appendix 3

Summary of amendments to articles of association

Set out below is an explanation of the proposed principal amendments to the articles of association of the Company (the 'Articles'). These principal amendments include (i) changes required to comply with the core shareholder protection standards as set out in Appendix 3 to the Hong Kong Listing Rules (the 'HK Core Standards'); and (ii) updates to align the Articles with current market practice to enable efficient governance processes. The applicability of the HK Core Standards is a result of the Company's listing on the Hong Kong Stock Exchange. Other amendments, which are of a minor, technical or clarifying nature have not been included in the explanation below.

A copy of the articles of association proposed to be adopted by the Company pursuant to Resolution 29 (the 'New Articles') and a copy of the Articles marked to show all the changes proposed by Resolution 29 are available on the National Storage Mechanism from the date of this Notice and will be available for inspection at the Company's registered office at 1 Angel Court, London EC2R 7AG and at the Company's principal place of business in Hong Kong at 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong until the time of the AGM. The New Articles will also be available on the Company's website at www.prudentialplc.com and at the place of the AGM from at least 15 minutes prior to the AGM until the conclusion of the AGM. Shareholders are encouraged to review the New Articles in their entirety.

1. General meetings at more than one place (Article 54)

The New Articles amend Article 54 to specify that, when a person attends or participates in a general meeting by means of an electronic facility, it is immaterial where they are or how they are able to communicate with others. The New Articles also remove the requirement for the chair to be present at the principal meeting place. These changes are intended to provide greater flexibility for the Company to hold general meetings at more than one place and to better facilitate a "hybrid" general meeting.

2. Hybrid general meetings (Article 55)

In line with current market practice, the New Articles clarify that it is the responsibility of the persons attending and participating in a hybrid general meeting by electronic means to have the necessary means to do so (e.g. the equipment necessary to access the Company's chosen online hosting platform for the general meeting) and that any inability to do so does not invalidate the meeting. These changes are intended to ensure that the business of a hybrid meeting can be carried out efficiently and with certainty as to its validity.

3. Other arrangements for viewing and hearing proceedings (Article 57)

The New Articles amend Article 57 to specify that the board may make arrangements "in its absolute discretion" for persons to view, hear and speak at a general meeting. This will allow the board sufficient flexibility to provide the most appropriate and, as technology develops, up-to-date means of shareholder participation for each general meeting of the Company.

4. Change in place/electronic platform and/or time of meeting (Article 60)

In line with current market practice, the New Articles amend Article 60 to allow the date, time and place of a postponed general meeting to be advertised, if practicable, in a manner that the board (in its absolute discretion) decide is most appropriate. This is opposed to the current method envisaged under the Articles, namely the placement of an advertisement in two newspapers having a national circulation. Such a method is considered outdated and impracticable where a meeting is to be postponed for only a short time. In practice, the Company would seek to advertise such postponement via RNS or other instant communication tools available.

5. Meaning of participate (Article 62)

In the New Articles, in line with text based electronic communication methods used on online hosting platforms, the right of a shareholder to participate in a hybrid general meeting has been expanded to include the "right to communicate by whatever means" during that hybrid general meeting.

6. Security at general meetings (Article 64)

The New Articles amend Article 64 to permit the board to consider the health and safety of those attending a general meeting, as well as the safety and/or security of the general meeting, in the making of arrangements for a general meeting. The Company places a great deal of importance on the health and safety of its shareholders and, as was observed during the COVID-19 pandemic, certain arrangements may be required to be put in place to safeguard this in the context of a general meeting.

7. Right to vote (Article 79)

The amendments to Article 79 are required by paragraph 14(4) of the HK Core Standards. The New Articles provide that a vote cast by a shareholder shall not be counted where the Company is aware that the Hong Kong Listing Rules require that shareholder to abstain or vote in a particular way for a resolution and that shareholder has voted in contravention of that requirement. The New Articles do not put in place any additional restrictions on the voting rights of a shareholder that are not already provided for under the Hong Kong Listing Rules.

8. Method of proxy appointment (Article 87)

The amendments to Article 87 are required by paragraph 19 of the HK Core Standards. The New Articles clarify that, where a shareholder is a clearing house or its nominee(s), such shareholder may appoint a representative or proxy for the purposes of a general meeting or any meeting of any class of the shareholders.

9. Forfeiture of unclaimed dividends (Article 167)

The New Articles amend Article 167 to (i) reduce the period of time that must elapse before an unclaimed dividend can be forfeited from 12 years to six years; and (ii) provide that, if the Company exercises its entitlement under Article 167 to sell shares held by an untraced shareholder, any outstanding dividend in respect of such share is forfeited and ceases to remain owing by the Company. These changes are consistent with evolving market practice, and seek to ensure the efficient resolution of untraced shareholdings and the limitation of associated administrative costs.

34 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

10. Inspection of records and registers (Article 171) The amendments to Article 171 are required by paragraph 20 of the HK Core Standards. The New Articles set out the procedure for the inspection of branch registers in Hong Kong. 11. Notices deemed sent (Articles 182 and 183) In line with market practice, the New Articles refer to notices and other documents being deemed “received” on the expiry of certain time periods. The change is intended to provide the necessary certainty concerning compliance with the notice requirements under applicable UK and Hong Kong law, as well as relevant investor guidelines. 12. Untraced shareholders (Article 190) The New Articles reduce the period of time that must elapse before the Company is entitled to sell the shares of an untraced shareholder. The relevant period is reduced from 12 years to six years during which at least three dividends in respect of the shares in question have become due for payment and all dividend warrants and cheques which have been sent in respect of the shares in question have remained uncashed. As with the amendments to Article 167 (as described above), this change is consistent with evolving market practice, and seeks to ensure the efficient resolution of untraced shareholdings and the limitation of associated administrative costs. 13. Proceeds of sale (Article 193) The New Articles reduce the period of time that must elapse before the net proceeds of a sale of the shares of an untraced shareholder are deemed forfeited by that untraced shareholder from six years to two years. As with the amendments to Articles 167 and 190 (as described above), these changes are consistent with evolving market practice, and seek to ensure the efficient resolution of untraced shareholdings and the limitation of associated administrative costs. 14. Gender neutral language In line with Prudential’s commitment to promoting diversity, inclusion and belonging, the New Articles use gender neutral language throughout. 15. Definitions The New Articles make consequential amendments to Article 2 (Definitions) to reflect the other additions and amendments to the Articles described above.

Shareholder information

Documents available for inspection

Copies of documents listed below are available for inspection during normal business hours at 1 Angel Court, London, EC2R 7AG, the registered office of the Company, Monday to Friday (public holidays excepted) and will be available at the place of the Meeting from 10.15am on Thursday 25 May 2023 until the conclusion of the Meeting.

The documents available for inspection are:

- the service contracts between the Prudential Group and the Executive Director;
- the letters of appointment and terms and conditions of appointment between the Company and the Non-executive Directors (including the Chair);
- the draft rules of the Sharesave 2023;
- the draft rules of the PLTIP 2023;
- the draft rules of the ISSOSNE;
- the draft rules of the Agency LTIP; and
- the proposed new Articles of Association.

If you would like to make arrangements to inspect any of the above documents, please contact secretariat@prudentialplc.com

The above documents will also be displayed at the Company's principal place of business in Hong Kong, 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Dividend mandates

Shareholders can also request direct dividends to their bank account online at www.shareview.co.uk and by telephone on +44 (0) 371 384 2035. If you are an overseas shareholder then you may be able to make use of the overseas payment service provided by Equiniti which enables your dividends to be paid in local currency direct to your bank account.

To obtain further information about this service, please contact Equiniti on the number above or alternatively visit: www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Shareholders/Pages/Overseas-Payment-Service.aspx

Dividend currency

The Company announces its dividends in US dollars. Shareholders on the UK register may elect to receive their dividend payment in pounds sterling or in US dollars. If no election is made, the shareholder will receive payment in pounds sterling.

Shareholders on the Hong Kong register may elect to receive their dividend payment in Hong Kong dollars or US dollars. If no election is made, the shareholder will receive payment in Hong Kong dollars.

Those holding their shares on the UK or Hong Kong registers may elect to receive payment for this and future dividends in US dollars. If a shareholder has previously made an election to receive payment for future dividends in US dollars, they will continue to receive payment in US dollars until the election has been revoked.

Such election or instructions to revoke a previous election must be received by the relevant share registrar on or before 19 April 2023. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website: www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

Cash dividend alternative

The Company operates a Dividend Reinvestment Plan ('DRIP') in the UK. Shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx

2022 second interim dividend timetable

The timetable for the 2022 second interim dividend is as follows:

2022 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of US American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	23 March 2023	–	23 March 2023
Record date	24 March 2023	24 March 2023	24 March 2023
Payment date	15 May 2023	15 May 2023	On or around 22 May 2023

36 **Prudential plc** Notice of Annual General Meeting 2023 prudentialplc.com

Electronic communications
UK shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website. When registering, shareholders will need their shareholder reference number, which can be found on their share certificate or Form of Proxy. The option to receive shareholder documents electronically is not available to shareholders holding shares through CDP.

How to manage shareholdings
Information on how to manage shareholdings can be found at https://www.shareview.co.uk/4/Info/Portfolio/default/en/home/help/Pages/Help.aspx. The pages at this web address provide the following:

- answers to commonly asked questions regarding shareholder registration;
- links to downloadable forms, guidance notes, and Company history fact sheets; and
- a choice of contact methods – via email, phone, or post.

If the answer to a question is not included in the information provided, shareholders can send enquiries via secure email from these pages. A form will need to be completed, together with a shareholder reference number, name, address and email address, if desired.

Corporate Sponsored Nominee account
Prudential offers a Corporate Sponsored Nominee account ('CSN') that allows shareholders based in the UK and the EEA to hold their Prudential shares in an electronic format. Further information on the CSN can be found at www.shareview.co.uk

To join the CSN simply contact Equiniti on +44 (0) 371 384 2035 for a transfer form. Complete and return it with your share certificates to the address stated on the form.

Further information, including the full terms and conditions, can be found online at www.shareview.co.uk/info/csn or alternatively you can speak to someone at Equiniti on +44 (0) 371 384 2035.

Share dealing services
The Company's UK Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address below or telephone +44 (0) 371 384 2035. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call +44 (0) 345 603 7037 between 8.30am and 5.30pm (London time), Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift
Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website www.prudentialplc.com/investors/shareholder-information/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0) 20 7930 3737 or from www.ShareGift.org

UK shareholder enquiries
For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company registrars:

By post
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6GJ

By telephone
Tel 0371 384 2035

Lines are open from 8.30am to 5.30pm (London time), Monday to Friday.

Hong Kong shareholder enquiries
Shareholders on the Hong Kong register should direct enquiries regarding their accounts to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555.

American Depositary Receipts ('ADRs')
The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JPMorgan Chase, the authorised depositary bank, at Shareowner Services, PO Box 64504, St. Paul, MN 55164-0504, USA. Telephone: +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com

Singapore shareholder enquiries
Shareholders who have shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) in Singapore may refer queries to the CDP at 11 North Buona Vista Drive, # 06-07 The Metropolis Tower 2, Singapore 138589. Telephone: +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

Prudential plc Notice of Annual General Meeting 2023 37

Prudential public limited company Incorporated and registered in England and Wales with limited liability Registered office 1 Angel Court London EC2R 7AG Registered number 1397169 www.prudentialplc.com Principal place of business in Hong Kong 13th Floor    One International Finance Centre    1 Harbour View Street Central Hong Kong Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 April 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary